Exhibit 99.2

Table of Contents

3	Financial Review

27	Consolidated Statements

28	Consolidated Statements of Comprehensive Income (Loss)

29	Consolidated Statements of Financial Position

31	Consolidated Statements of Changes in Equity

32	Consolidated Statements of Cash Flows

33	Notes to the Consolidated Statements

33	(1) General Information

33	(2) Basis of Preparation

33	(3) Accounting Policies

35	(4) Segment Reporting

37	(5) Revenue from Customers

39	(6) Other Operating Income and Expenses

40	(7) EPS

41	(8) Other Operating Assets and Liabilities

41	(9) Commitments and Contingencies

42	(10) Borrowings

45	(11) Financial Income and Expenses

45	(12) Fair Value Estimation

46	(13) Events after the Balance Sheet Date

Q3 2025 Financial Results	2

Financial Review

Comparability of future results

The following financial review, which should be read in conjunction with the Sunrise interim consolidated financial statements included in this report, reflects the Sunrise results for the periods ended 30 September 2025 and 2024. During 2024 up until 8 November 2024, Sunrise was a wholly-owned subsidiary of Liberty Global. On 8 November 2024, Sunrise completed the spin-off into an independent publicly owned company. Sunrise entered into a number of agreements with Liberty Global that govern the relationship between Sunrise and Liberty Global after the spin-off, and incurred certain costs related to the spin-off. In addition, following the spin-off, Sunrise started to incur certain ongoing administrative expenses as a result of its status as a separate, publicly traded company. As a result, the historical results of Sunrise operations and the period-to-period comparisons of results presented herein and certain financial data included elsewhere in this report may not be indicative of future results. Refer to the rebased financial results of Sunrise included in the Investor Relations Factsheet (“the factsheet”) for more information about the effects of the spin-off and certain related transactions.

Factors affecting Sunrise performance

Sunrise believes that the key factors affecting its historical and future business and financial performance include:

Sunrise-UPC transaction. The combination of the Sunrise legacy mobile franchise with UPC Switzerland’s broadband network, in the Sunrise-UPC transaction that closed in November 2020, created opportunities for both revenue growth and cost synergies. Capturing these opportunities required the combined company to invest in integrating operations, and also came with some expected execution challenges, primarily related to preserving ARPUs and elevated customer churn experienced while migrating legacy UPC customers from the higher-priced legacy UPC platform to the Sunrise brand.

Competition. The Swiss telecommunications market is served by three primary players, Swisscom, Sunrise and Salt, with Swisscom historically holding the largest market share across all services. Close competition among the three players has resulted in industry pricing pressure leading to decreased industry ARPUs, with each of the three competitors, including Sunrise, introducing flanker brands to provide services at lower prices and engaging in price-based promotions and price-matching offers to win customers.

Subscriber base and ARPU in residential services. Sunrise revenues in the residential segment are dependent on its ability to maintain and expand its subscriber base. In addition, Sunrise revenues in this segment are dependent on its ability to balance its service prices with the size of its subscriber base to optimize ARPU, calculated as the average monthly revenue per fixed customer relationship or mobile subscriber, as applicable. Revenues for each of the periods presented were affected by decreases in the subscriber base resulting from expected integration challenges associated with migrating legacy UPC customers in the residential segment to the Sunrise brand following the Sunrise-UPC transaction, as well as lower ARPU resulting from migration of such UPC customers from the higher-priced UPC platform to the Sunrise brand. Sunrise believes that such challenges have now been substantially resolved, which it believes should enable Sunrise to stabilize and grow the Sunrise brand revenues in the residential segment in the near to medium term. Sunrise has been implementing strategies designed to reduce subscriber volume loss and price sensitivity, including premium positioning of the Sunrise brand, promotion of converged subscriptions and introduction of value-added services.

Service portfolio and pricing in business services. Compared to its market share in residential services, Sunrise believes that it is currently under-represented in business-customer services, where Swisscom is by far the dominant competitor. Growth in business- and wholesale-services segment revenues in the periods presented reflected, in part, the success of efforts by Sunrise to capture additional market share in Swiss business services, supported by its robust telecommunications-services offerings and its evolving portfolio of value-added services (such as security, ICT, consulting and engineering solutions) underpinned by an ecosystem of strategic partners. Such revenue growth also reflects growth in revenues from existing business customers, primarily as a result of the expansion of the businesses of Sunrise customers necessitating additional services, including, primarily, additional mobile-service subscriptions, but also as a result of efforts by Sunrise to cross-sell additional services to existing customers. In the business-services segment, the size of the Sunrise customer base is generally less impacted by its service prices than in the residential segment because Sunrise normally offers its portfolio of services to business customers in customised service packages at negotiated prices, benefiting from volume, usage and bundling discounts. Although certain of the Sunrise business customers may be sensitive to mobile-service price fluctuations, particularly in larger enterprises, the number of mobile-service subscriptions generally fluctuates based on the size of the business-customer’s employee base, rather than changes to the Sunrise service prices. Accordingly, in business services, in addition to the ability to maintain and expand its customer base and cross-sell additional services, Sunrise revenues depend on its ability to price its services effectively. Going forward, Sunrise is further focused on leveraging synergies with residential subscribers to acquire small business customers (10 or fewer employees), growing market share among small-medium business customers (11 to 250 employees), including by leveraging residential sales channels, and further increasing its share of wallet of existing enterprise business customers (250 employees and up).

Q3 2025 Financial Results	3

Investments in network quality. Sunrise revenues are dependent on its reputation among customers for high mobile and fixed network quality and reliability. While Sunrise does not develop its own network-infrastructure technologies or otherwise conduct meaningful research and development activities, Sunrise contracts with infrastructure-technology providers to purchase and install upgrades and additions to its network infrastructure in order to maintain and enhance the quality and reliability of its telecommunications services. Therefore, Sunrise undertook capital expenditures in the periods presented to increase capacity and upgrade the mobile infrastructure. During the periods presented, the capital-expenditure profile of Sunrise has benefited, and is expected to continue to benefit, from its hybrid network infrastructure, which utilises a mix of owned infrastructure, shared antenna sites and supplemental network-access agreements with subscriber-based charges to increase network coverage and enhance service offerings, thereby substantially reducing capital expenditures necessary to support growth.

Cost management. Sunrise supports its profitability by managing its cost profile. Capital expenditure in the period ended 30 September 2024 was increased due to costs-to-capture synergies following the Sunrise-UPC transaction, including a related IT transformation and roll-out of customer-premises equipment (CPE). These initiatives are mostly completed and therefore such expenditures are expected to taper in the near term.

Interest and currency exchange rates. In the periods presented, Sunrise after-tax losses and free cash flows benefited from relatively low interest expense after hedges, resulting from the low interest-rate environment prevailing at the time the debt was incurred. While substantially all of Sunrise debt is denominated in EUR or USD, substantially all debt has been swapped into CHF and interest rates were fixed through hedging arrangements at the time the debt was incurred. As of 30 September 2025, Sunrise had outstanding third-party indebtedness together with accrued interest of CHF 4.4 billion, at a weighted-average cost of capital of approximately 2.8% after interest-rate hedges. Sunrise indebtedness outstanding as of 30 September 2025 matures between 2028 and 2032. On 4 February 2025, Sunrise announced the issuance of a new USD 1,300 million Term Loan B by Sunrise Financing Partnership maturing in 2032. The new loan is structured as a sustainability-linked loan, directly linked to Sunrise sustainability-related company goals and strategy. Proceeds from the new loan were used to refinance the existing USD Term Loan B maturing in 2029 and partially refinance the existing EUR Term Loan B due in 2029 including associated fees. On 28 May 2025, Sunrise issued EUR 550 million of Senior Secured Notes maturing on 15 May 2032 through its subsidiary Sunrise FinCo I BV and applied the proceeds in full to refinance its existing Term Loans AU and AY. The debt stack is economically hedged against interest-rate and currency changes until 2032 with the weighted-average cost of debt reduced from 3.0% as of December 2024 to 2.8% as of September 2025. On 2 October 2025, Sunrise announced that it further strengthened its debt maturity profile. Please refer to Note 13 of the Interim Consolidated Financial Statements for further details. Sunrise will continue to access loan and bond markets opportunistically to term-out debt and optimize pricing.

Q3 2025 Financial Results	4

Financial review

The following financial review, which should be read in conjunction with the Sunrise interim consolidated financial statements included in this report, is intended to assist in providing an understanding of the results of operations and financial condition and is organized as follows:

•	Summary financial information and operating data: This section includes summary financial information and operating data of Sunrise for the periods ended 30 September 2025 and 2024.

•	Results of operations: This section provides an analysis of actual results of operations for the periods ended 30 September 2025 and 2024.

•	Liquidity and capital resources: This section provides an analysis of corporate and subsidiary liquidity and the interim consolidated statements of cash flows.

•	Quantitative and qualitative disclosures about market risk: This section provides discussion and analysis of the market risks that Sunrise faces.

Certain uppercase terms used below have been defined in the Notes to the interim consolidated financial statements.

Summary financial information and operating data

The tables below set out summary financial information and operating data of Sunrise for the indicated periods.

Sunrise results have been prepared in accordance with IFRS. The following information should be read in conjunction with the Sunrise interim consolidated financial statements included in this report. Sunrise historical results are not necessarily indicative of expected future results.

Sunrise Statements of Income or Loss Data:

	Nine months ended 30 September		Three months ended 30 September
in CHF millions	2025	2024	2025	2024
Revenue	2,194.6	2,233.3	740.9	749.0
Direct costs	(577.5)	(586.2)	(201.5)	(189.3)
Personnel expenses	(322.9)	(307.0)	(103.8)	(95.9)
Other operating income and capitalized labor	47.2	50.9	15.9	18.8
Other operating expenses	(480.6)	(504.2)	(149.8)	(177.6)
Operating income before depreciation and amortization	860.8	886.8	301.7	305.0

Depreciation of right-of-use assets	(97.4)	(99.0)	(32.4)	(33.0)
Depreciation and amortization	(679.6)	(695.3)	(223.4)	(230.2)
Operating income	83.8	92.5	45.9	41.8

Financial income	421.4	115.1	26.6	318.2
Financial expenses	(582.7)	(410.1)	(79.0)	(369.9)
Share of gains (losses) of equity method investments	4.6	(2.6)	0.5	(2.3)
Income (loss) before taxes	(72.9)	(205.1)	(6.0)	(12.2)

Income tax (expense) benefit	13.6	(14.1)	1.6	(6.1)
Net income (loss)	(59.3)	(219.2)	(4.4)	(18.3)

Q3 2025 Financial Results	5

Sunrise Cash Flow Data:

	Nine months ended 30 September		Three months ended 30 September
in CHF millions	2025	2024	2025	2024
Net cash provided by operating activities	753.7	820.1	292.1	268.9
Net cash used in investing activities	(373.0)	(495.0)	(95.8)	(139.7)
Net cash used in financing activities	(576.2)	(320.0)	(174.1)	(127.9)
Effect of exchange rate changes on cash	(0.6)	(0.6)	(0.3)	(1.0)
Net increase (decrease) in cash and cash equivalents	(196.1)	4.5	21.9	0.3

Sunrise Summary Financial Data:

	Nine months ended 30 September		Three months ended 30 September
in CHF millions, except percentages	2025	2024	2025	2024
Revenue	2,194.6	2,233.3	740.9	749.0
Net income (loss)	(59.3)	(219.2)	(4.4)	(18.3)

Net income (loss) margin	(2.7)%	(9.8)%	(0.6)%	(2.4)%
Adjusted EBITDAaL[1]	764.2	779.2	270.1	273.3

Adjusted EBITDAaL margin	34.8%	34.9%	36.5%	36.5%
Net cash provided by operating activities	753.7	820.1	292.1	268.9
Adjusted Free Cash Flow[2]	47.4	118.8	30.6	6.1

[1]

Adjusted EBITDAaL is the primary measure used by the Sunrise chief operating decision maker to evaluate operating performance and is also a key factor that is used by the internal decision makers within Sunrise to (i) determine how to allocate resources and (ii) evaluate the effectiveness of Sunrise management for the purposes of annual and other incentive-compensation plans. The Sunrise internal decision makers believe Adjusted EBITDAaL is a meaningful measure because it represents a transparent view of recurring operating performance that is unaffected by the Sunrise capital structure and allows management to (a) readily view operating trends, (b) perform analytical comparisons and benchmarking between segments and (c) identify strategies to improve operating performance. Adjusted EBITDAaL is defined as Adjusted EBITDA after lease-related expenses. Adjusted EBITDA is defined as income (loss) before income-tax benefit

(expense), share of losses (gains) of affiliates, financial income, financial expenses, depreciation and amortization, share-based compensation expense, and impairment, restructuring and other operating items. Other operating items include but are not limited to (1) provisions and provision releases related to litigation, (2) certain related-party charges and (3) gains and losses on the disposal of long-lived assets. Consolidated Adjusted EBITDA and Adjusted EBITDAaL are non-IFRS measures, which readers should view as a supplement to, and not a substitute for, IFRS measures of profitability included in the Sunrise interim consolidated financial statements included in this report. Further, the Sunrise definition of Adjusted EBITDAaL and Adjusted EBITDA may differ from the way other companies define and apply their definitions of such terms. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA and Adjusted EBITDAaL:

Q3 2025 Financial Results	6

	Nine months ended 30 September		Three months ended 30 September
in CHF millions	2025	2024	2025	2024
Net income (loss)	(59.3)	(219.2)	(4.4)	(18.3)
Income tax expense (benefit)	(13.6)	14.1	(1.6)	6.1
Share of gains (losses) of equity method investments	(4.6)	2.6	(0.5)	2.3
Financial income	(421.4)	(115.1)	(26.6)	(318.2)
Financial expenses	582.7	410.1	79.0	369.9
Operating income (loss)	83.8	92.5	45.9	41.8

Depreciation and amortization	679.6	695.3	223.4	230.2
Depreciation of right-of-use assets	97.4	99.0	32.4	33.0
Share-based compensation expense	39.4	14.9	15.9	4.9
Impairment, restructuring and other operating items	7.3	27.1	0.2	13.2
Adjusted EBITDA	907.5	928.8	317.8	323.1

Lease-related expenses	(143.3)	(149.6)	(47.7)	(49.8)
Adjusted EBITDAaL	764.2	779.2	270.1	273.3

[2]

Adjusted Free Cash Flow is defined as net cash provided by operating activities plus (i) operating-related vendor-financed additions (which represents an increase in the period to actual cash available as a result of extending vendor payment terms beyond normal payment terms, which are typically 90 days or less, through non-cash financing activities) and (ii) cash receipts in the period from interest-related derivatives, less (a) cash payments in the period for interest, (b) cash payments in the period for capital expenditures, (c) principal payments on amounts financed by vendors and intermediaries (which represents a decrease in the period to actual cash available as a result of paying amounts to vendors and intermediaries where vendor payments were previously extended beyond the normal payment terms) and (d) principal payments on lease liabilities (which represents a decrease in the period to actual cash available), each as reported in the interim consolidated statements of cash flows. Sunrise believes its presentation of Adjusted Free Cash Flow, which is a non-IFRS measure, provides useful information to investors because this measure can be used to gauge its ability to (1) service debt, (2) distribute dividends to shareholders and (3) fund new investment opportunities after consideration of all actual cash payments related to its working-capital activities and expenses that are capital in nature, whether paid inside normal vendor payment terms or paid later outside normal vendor payment terms (in which case Sunrise typically pays in less than 365 days). Adjusted Free Cash Flow should not be understood to represent the ability to fund discretionary amounts, as Sunrise has various mandatory and contractual obligations, including debt repayments, that are not deducted to arrive at these amounts. Investors should view Adjusted Free Cash Flow as a supplement to, and not a substitute for, IFRS measures of liquidity included in the Sunrise interim consolidated statements of cash flows. Further, the Sunrise definition of Adjusted Free Cash Flow may differ from the way other companies define and apply their definition of Adjusted Free Cash Flow. The following table provides a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow:

	Nine months ended 30 September		Three months ended 30 September
in CHF millions	2025	2024	2025	2024
Net cash provided by operating activities	753.7	820.1	292.1	268.9
Interest paid	(240.6)	(349.6)	(104.7)	(132.0)
Interest-related derivative receipts (payments)	44.6	120.7	39.2	28.4
Vendor financing additions[i]	303.7	255.3	115.3	117.4
Capital expenditures	(368.9)	(365.6)	(95.0)	(119.9)
Principal payments on vendor financing	(344.8)	(268.4)	(170.6)	(105.6)
Payment of lease liabilities	(100.3)	(93.7)	(45.6)	(51.1)
Adjusted Free Cash Flow	47.4	118.8	30.6	6.1

Q3 2025 Financial Results	7

[i]

For the purposes of the Sunrise interim consolidated statements of cash flows, vendor financing additions represent operating-related expenses financed by an intermediary that are treated as constructive operating cash outflows and constructive financing cash inflows when the intermediary settles the liability with the vendor. When Sunrise pays the financing intermediary, it records financing cash outflows in its interim consolidated statements of cash flows. For the purposes of its Adjusted Free Cash Flow definition, Sunrise (a) adds in the constructive financing cash inflow when the intermediary settles the liability with the vendor, as its actual net cash available at that time is not affected and (b) subsequently deducts the related financing cash outflow when Sunrise actually pays the financing intermediary, reflecting the actual reduction to its cash available to service debt or fund new investment opportunities.

Sunrise Summary ARPU Data:

	Nine months ended 30 September		Three months ended 30 September
in CHF	2025	2024	2025	2024
Residential customers:
Fixed Services
ARPU per fixed customer relationship[1]	57.75	61.19	56.80	60.48

Mobile Services
ARPU per mobile subscriber[2]	29.27	29.72	29.73	29.84

[1]

Average Revenue Per Unit (ARPU) is the average subscription revenue per average fixed customer relationship or mobile subscriber, as applicable. ARPU per fixed customer relationship is calculated by dividing the average subscription revenue from residential fixed services by the average of the opening and ending balances of fixed customer relationships for the period.

[2]

ARPU per mobile subscriber is calculated by dividing the average mobile subscription revenue (including interconnect revenue but excluding handset sales and late fees) by the average of the opening and ending balances of mobile subscribers in service for the period.

Q3 2025 Financial Results	8

Sunrise Summary Operating Data:

	As of 30 September
	2025	2024
Residential customers:
Fixed Services
Fixed Customer Relationships[1]	1,346,989	1,376,455
Select Fixed RGUs[2]:
Broadband Internet[3]	1,141,387	1,146,309
Enhanced TV4	870,668	894,498
Mobile Services
Mobile RGUs[5]	2,336,901	2,343,537
Postpaid Mobile RGUs	2,084,589	2,041,125
Prepaid Mobile RGUs	252,312	302,412
Fixed-mobile Convergence[6]	59.0%	57.5%
Business customers and wholesale:
Fixed Services[7]
Fixed Customer Relationships[1]	131,711	120,975
Select Fixed RGUs[2]:
Broadband Internet[3]	144,496	136,587
Enhanced TV4	94,556	85,050
Mobile Services[8]
Mobile RGUs[5]	812,724	753,247
Postpaid Mobile RGUs	771,771	706,206
Prepaid Mobile RGUs	40,953	47,041
Fixed-mobile Convergence[6]	77.0%	82.0%

[1]

Fixed customer relationships represent the number of customers who receive at least one of the Sunrise broadband Internet, TV or fixed-line telephony services, without regard to which or to how many services they subscribe. Fixed customer relationships generally are counted on a unique-premises basis. Accordingly, if an individual receives Sunrise services in two premises (e.g., a primary home and a vacation home), that individual generally will count as two fixed customer relationships. Sunrise fixed customer relationships include customers who receive basic cable services (BCS) which are services delivered without the use of encryption-enabling, integrated or virtual technology as well as customers who receive fixed telephony services over Sunrise networks, or that Sunrise services through a partner network.

[2]

A fixed RGU is, separately, an Internet subscriber or an enhanced TV subscriber. A home, residential multiple-dwelling unit or commercial unit may contain one or more RGUs. For example, if a residential customer subscribes to the Sunrise broadband Internet service or enhanced TV service, the customer will constitute two RGUs. RGUs generally are counted on a unique-premises basis such that a given premise does not count as more than one RGU for any given service. However, if an individual receives one of the services in two premises (e.g., a primary home and a vacation home), that individual will count as two RGUs for that service. Each bundled Internet or enhanced TV service is counted as a separate RGU regardless of the nature of any bundling discount or promotion. Non-paying subscribers are counted as subscribers during their free promotional service period. Some of these subscribers may choose to disconnect after their free service period. Services offered without charge on a long-term basis (e.g., certain preferred subscribers) generally are not counted as RGUs. Free services provided to Sunrise employees generally are counted as RGUs.
[3]

Internet subscribers are homes, residential multiple-dwelling units or commercial units that receive fixed broadband Internet services over Sunrise fixed or mobile networks or that Sunrise services through a partner network.

[4]

Enhanced TV subscribers are homes, residential multiple-dwelling units or commercial units that receive Sunrise enhanced TV services, which are TV services delivered through encryption-enabling,integrated or virtual technology over the Sunrise broadband network or through a partner network. Enhanced TV subscribers exclude subscribers that receive BCS, as described above.

Q3 2025 Financial Results	9

[5]

A mobile RGU is a mobile subscriber, which represents an active SIM card in service. A subscriber who has a data and voice plan for a mobile handset and a data plan for a laptop would be counted as two mobile subscribers. Sunrise has both prepaid and postpaid mobile subscribers. Prepaid subscribers are excluded from the mobile-subscriber count after a period of inactivity of 90 days, based on industry standards in Switzerland.

[6]

Fixed-mobile convergence penetration represents the number of customers who subscribe to both a fixed broadband Internet service and a pre- or postpaid mobile-telephony service, divided by the total number of customers who subscribe to a fixed broadband Internet service.

[7]

Business-customer and wholesale fixed relationships and fixed RGUs include customers who receive fixed services that are the same or similar to mass-marketed products offered to residential customers. This includes customers who receive discounted services pursuant to a programme Sunrise has in place with their employer, SOHO customers and SMEs (generally defined as businesses with 99 or fewer employees) and does not include services provided to large enterprises (generally defined as businesses with 100 or more employees) or wholesale services.

[8]

Business-customer and wholesale mobile RGUs represent the number of active SIM cards in service that are provided to business and wholesale customers, including customers who receive discounted services pursuant to a programme Sunrise has in place with their employer, SOHO, SME and enterprise customers, as well as to customers who subscribe for mobile services delivered over Sunrise networks through a branded reseller with whom Sunrise contracts, and excluding customers who subscribe for mobile services delivered over Sunrise networks through an MVNO with whom Sunrise contracts, as well as other wholesale customers.

Additional general notes to table

While Sunrise takes appropriate steps to ensure that subscriber statistics are presented on a consistent and accurate basis at any given balance-sheet date, the variability in (i) the nature and pricing of products and services, (ii) the distribution platform, (iii) billing systems, (iv) bad-debt collection efforts and (v) other factors add complexity to the subscriber-counting process. Sunrise periodically reviews the subscriber-counting policies and underlying systems to improve the accuracy and consistency of the data reported on a prospective basis.

Q3 2025 Financial Results	10

Results of operations

The discussion presented in this section provides an analysis of Sunrise revenue and expenses for the periods ended 30 September 2025 and 2024 as further described in Notes 4, 5 and 6 to the interim consolidated financial statements.

Revenue

Sunrise derives revenue primarily from communications services provided to residential and business customers, including mobile, broadband Internet, TV and fixed-line telephony services, and from infrastructure and support functions.

Residential customers revenue

Residential fixed subscription revenue includes amounts received from subscribers for ongoing services and the recognition of deferred installation revenue over the associated contract period. Residential fixed non-subscription and hardware revenue includes, among other items, channel carriage fees, late fees and revenue from the sale of equipment.

Residential subscription revenue from subscribers who purchase bundled services at a discounted rate is generally allocated proportionally to each service based on the standalone price for each individual service. As a result, changes in the standalone pricing of fixed and mobile products or the composition of bundles can contribute to changes in product revenue categories from period to period.

Residential mobile subscription revenue includes amounts received from subscribers for ongoing services. Residential mobile non-subscription and hardware revenue includes, among other items, revenue from sales of mobile handsets and other devices.

Business customers and wholesale revenue

Business-customer and wholesale subscription revenue represents revenue from (i) services provided to SOHO subscribers and (ii) mobile, connectivity and information and communication technology (ICT) services provided to medium and large enterprises. Business-customer and wholesale non-subscription and hardware revenue includes revenue from business broadband Internet, TV, fixed-line telephony, data and ICT services, such as carrier and roaming services, offered to medium and large enterprises and fixed-line and mobile services on a wholesale basis, offered to other operators.

Infrastructure and support functions revenue

Infrastructure and support functions revenue primarily includes built-to-suit (BTS) revenue related to mobile towers built by Sunrise and sold to Swiss Towers.

Q3 2025 Financial Results	11

Periods ended 30 September 2025 compared to periods ended 30 September 2024

Revenue by major category and reportable segment for the indicated periods is set out below:

	Nine months ended		Increase	Three months ended		Increase
	30 September		(decrease)	30 September		(decrease)
in CHF millions, except percentages	2025	2024	%	2025	2024	%
Residential customers:
Fixed revenue:	734.9	792.2	(7.2)	238.1	259.5	(8.2)

Subscription	707.6	759.7	(6.9)	230.7	249.7	(7.6)
Non-subscription and hardware	27.3	32.5	(16.0)	7.4	9.8	(24.5)
Mobile revenue:	747.1	756.9	(1.3)	252.2	255.4	(1.3)

Subscription	617.1	620.2	(0.5)	209.0	208.7	0.1
Non-subscription and hardware	130.0	136.7	(4.9)	43.2	46.7	(7.5)
Other:	78.7	69.8	12.8	28.8	23.7	21.5
Total residential customers revenue	1,560.7	1,618.9	(3.6)	519.1	538.6	(3.6)

Business customers and wholesale:
Fixed revenue:	365.5	350.8	4.2	127.3	117.6	8.2

Subscription	230.1	220.3	4.4	76.7	76.8	(0.1)
Non-subscription and hardware	135.4	130.5	3.8	50.6	40.8	24.0
Mobile revenue:	256.1	256.4	(0.1)	87.1	88.9	(2.0)

Subscription	200.8	197.8	1.5	67.6	67.8	(0.3)
Non-subscription and hardware	55.3	58.6	(5.6)	19.5	21.1	(7.6)
Other:	3.4	1.9	78.9	1.8	0.8	125.0
Total business customers and wholesale revenue	625.0	609.1	2.6	216.2	207.3	4.3

Infrastructure and support functions:
Other:	8.9	5.3	67.9	5.6	3.1	80.6
Total infrastructure and support functions revenue	8.9	5.3	67.9	5.6	3.1	80.6

Total revenue	2,194.6	2,233.3	(1.7)	740.9	749.0	(1.1)

Q3 2025 Financial Results	12

Residential customers. The details of the decrease in Sunrise residential customer revenue during the periods ended 30 September 2025, compared to the corresponding periods in 2024, are set out below:

	Nine months ended 30 September			Three months ended 30 September
in CHF millions	Subscription revenue	Non- subscription and hardware revenue	Total	Subscription revenue	Non- subscription and hardware revenue	Total
Decrease in residential fixed revenue due to change in:
Average number of fixed customer relationships[1]	(9.4)	—	(9.4)	(3.8)	—	(3.8)
ARPU	(42.7)	—	(42.7)	(15.2)	—	(15.2)
Decrease in residential fixed non-subscription and hardware revenue	—	(5.2)	(5.2)	—	(2.4)	(2.4)
Total decrease in residential fixed revenue	(52.1)	(5.2)	(57.3)	(19.0)	(2.4)	(21.4)

Increase (decrease) in residential mobile revenue due to change in:
Average number of mobile subscribers[2]	6.2	—	6.2	1.1	—	1.1
ARPU	(9.3)	—	(9.3)	(0.8)	—	(0.8)
Decrease in residential mobile non-subscription and hardware revenue	—	(6.7)	(6.7)	—	(3.5)	(3.5)
Total increase (decrease) in residential mobile revenue	(3.1)	(6.7)	(9.8)	0.3	(3.5)	(3.2)

Increase in other residential revenue	—	8.9	8.9	—	5.1	5.1

Total	(55.2)	(3.0)	(58.2)	(18.7)	(0.8)	(19.5)

[1]	Average number of fixed customer relationships is calculated as the average of the opening and ending balances of fixed customer relationships in the period.
[2]	Average number of mobile subscribers is calculated as the average of the opening and ending balances of mobile subscribers in the period.

Total residential customers revenue decreased CHF 58.2 million or 3.6% during the nine-month period ended 30 September 2025, compared to the corresponding period in 2024, and CHF 19.5 million or 3.6% during the three-month period ended 30 September 2025, compared to the corresponding period in 2024. This includes a decrease of CHF 9.4 million and CHF 3.4 million attributable to the impact of legacy UPC customer shifts from residential products to business customers and wholesale products respectively (see details below).

The revenue decrease is primarily due to the net effect of (i) a decrease in fixed subscription revenue due to lower ARPU, mainly driven by higher discounts (partially from a technical shift of discount allocation from mobile to fixed since new portfolio launch in spring 2025) and migrating legacy UPC customers from the higher-priced legacy UPC platform to the Sunrise brand, which also led to a decrease in the average number of customers, partially offset by growth in flanker brands, (ii) a decrease in fixed non-subscription and hardware revenue attributable to lower equipment sales driven by lower hardware-bundling activity, partially offset by higher MySports revenue, (iii) a decrease in mobile subscription revenue in the nine-month period attributable to lower variable usage (interconnect, roaming and options), as well as lower ARPU, mainly driven by higher discounts due to pricing pressure in the market (partially offset from a technical shift of discount allocation from mobile to fixed since new portfolio launch in spring 2025), multi-SIM discounts and flanker brands’ share in the base, partially offset by the price increase from March and April 2025 and an increase in the average number of RGUs mainly from growth in flanker

Q3 2025 Financial Results	13

brands, which led to stable mobile subscription revenue in the three-month period, (iv) a decrease in mobile non-subscription and hardware revenue, mainly driven by lower handset sales and (v) an increase in other revenue mainly due to higher fee-related revenue.

Changes in product hierarchy. As of 2025, there has been an adjustment in the product hierarchy within the residential customer segment. This change reflects a refinement of the product hierarchy based on how management analyses and steers the business. For better comparability, the 2024 revenues shown above have been reclassified. These reclassifications within the residential customers segment for the periods ended 30 September 2024 as well as the legacy UPC customer shifts to business customers and wholesale segment are shown below. For a comprehensive view of the full rebased figures, please refer to the factsheet.

	Nine months ended 30 September 2024			Three months ended 30 September 2024
in CHF millions	Product hierarchy	Customer shifts	Total change	Product hierarchy	Customer shifts	Total change
Residential customers:
Fixed revenue:	32.7	(8.5)	24.2	10.2	(3.1)	7.1

Subscription	11.6	(8.5)	3.1	3.9	(3.1)	0.8
Non-subscription and hardware	21.1	—	21.1	6.3	—	6.3
Mobile revenue:	(6.4)	(0.9)	(7.2)	(2.2)	(0.3)	(2.5)

Subscription	(7.0)	(0.9)	(7.8)	(2.4)	(0.3)	(2.7)
Non-subscription and hardware	0.6	—	0.6	0.2	—	0.2
Other:	(26.4)	—	(26.4)	(8.0)	—	(8.0)

Total residential customers revenue	—	(9.4)	(9.4)	—	(3.4)	(3.4)

Business customers and wholesale. Total business-customers and wholesale revenue increased CHF 15.9 million or 2.6% during the nine-month period ended 30 September 2025, compared to the corresponding period in 2024, and CHF 8.9 million or 4.3% during the three-month period ended 30 September 2025, compared to the corresponding period in 2024. This includes an increase of CHF 9.4 million and CHF 3.4 million attributable to the impact of legacy UPC customer shifts from residential products to business customers and wholesale products respectively (see details below).

The revenue increase is primarily due to the net effect of (i) an increase in fixed subscription revenue due to a higher number of business customers in the nine-month period and a decrease in fixed subscription revenue due to an annualization of a large customer deal’s variable revenue and lower ramp-up of initiatives in the three-month period, (ii) an increase in fixed non-subscription and hardware revenue due to higher revenue from wholesale services driven by higher voice hubbing activity and higher FVNO-related revenues in the nine-month period as well as higher integration revenue in the three-month period, (iii) higher mobile subscription revenue due to an increase in wholesale services driven by higher MVNO-related revenues partially offset by lower variable revenues in the nine-month period and lower mobile subscription revenue from lower variable revenues in the three-month period, (iv) a decrease in mobile non-subscription and hardware revenue, mainly driven by lower handset sales and a decrease in wholesale services driven by lower roaming revenues and (v) an increase in other revenue mainly due to higher fee-related revenue.

Changes in product hierarchy. As of 2025, there has been an adjustment in the product hierarchy within the business customers and wholesale segment. This change reflects a refinement of the product hierarchy based on how management analyses and steers the business. For better comparability, the 2024 revenues shown above have been reclassified. These reclassifications within the business customers and wholesale segment for the periods ended 30 September 2024 as well as the legacy UPC customer shifts to business customers and wholesale segment are shown below. For a comprehensive view of the full rebased figures, please refer to the factsheet.

Q3 2025 Financial Results	14

	Nine months ended 30 September 2024			Three months ended 30 September 2024
in CHF millions	Product hierarchy	Customer shifts	Total change	Product hierarchy	Customer shifts	Total change
Business customers and wholesale:
Fixed revenue:	—	8.5	8.5	—	3.1	3.1

Subscription	1.8	8.5	10.3	0.5	3.1	3.6
Non-subscription and hardware	(1.8)	—	(1.8)	(0.5)	—	(0.5)
Mobile revenue:	0.4	0.9	1.3	0.1	0.3	0.4

Subscription	(1.6)	0.9	(0.7)	(0.3)	0.3	—
Non-subscription and hardware	2.0	—	2.0	0.4	—	0.4
Other:	(0.4)	—	(0.4)	(0.2)	—	(0.2)

Total business customers and wholesale revenue	—	9.4	9.4	—	3.4	3.4

Infrastructure and support functions. Total infrastructure and support-functions revenue increased CHF 3.6 million or 67.9% and CHF 2.5 million or 80.6% during the nine-month and three-month periods ended 30 September 2025, compared to the corresponding periods in 2024, primarily due to higher BTS revenue.

Q3 2025 Financial Results	15

Profit Reconciliation

Direct costs

Direct costs include programming and copyright costs, interconnect and access costs, costs of mobile handsets and other devices and other costs of sales related to Sunrise operations. Programming and copyright costs represent a significant portion of operating costs and are subject to rises in future periods due to various factors, including (i) higher costs associated with the expansion of digital video content, including rights associated with ancillary product offerings and rights that provide for the broadcast of live sporting events, and (ii) rate increases.

Personnel expenses

Personnel expenses include salary and payroll costs, commissions, incentive-compensation costs, deferred labor and contingent labor.

Other operating income and capitalized labor

This line item includes capitalized internal labor and other income primarily related to legal settlements.

Other operating expenses

Other expenses include marketing and other sales costs, network operations, customer-service costs, business-service costs, impairment and restructuring, share-based compensation and other general expenses.

Periods ended 30 September 2025 compared to periods ended 30 September 2024

	Nine months ended		Increase	Three months ended		Increase
	30 September		(decrease)	30 September		(decrease)
in CHF millions, except percentages	2025	2024	%	2025	2024	%
Revenue	2,194.6	2,233.3	(1.7)	740.9	749.0	(1.1)
Direct costs	(577.5)	(586.2)	(1.5)	(201.5)	(189.3)	6.4
Personnel expenses	(322.9)	(307.0)	5.2	(103.8)	(95.9)	8.2
Other operating income and capitalized labor	47.2	50.9	(7.3)	15.9	18.8	(15.4)
Other operating expenses	(480.6)	(504.2)	(4.7)	(149.8)	(177.6)	(15.7)
Operating income before depreciation and amortization	860.8	886.8	(2.9)	301.7	305.0	(1.1)

Depreciation of right-of-use assets	(97.4)	(99.0)	(1.6)	(32.4)	(33.0)	(1.8)
Depreciation and amortization	(679.6)	(695.3)	(2.3)	(223.4)	(230.2)	(3.0)
Operating income	83.8	92.5	(9.4)	45.9	41.8	9.8

Financial income	421.4	115.1	266.1	26.6	318.2	(91.6)
Financial expenses	(582.7)	(410.1)	42.1	(79.0)	(369.9)	(78.6)
Share of gains (losses) of equity method investments	4.6	(2.6)	276.9	0.5	(2.3)	121.7
Income (loss) before taxes	(72.9)	(205.1)	64.5	(6.0)	(12.2)	50.8

Income tax (expense) benefit	13.6	(14.1)	196.5	1.6	(6.1)	126.2
Net income (loss)	(59.3)	(219.2)	72.9	(4.4)	(18.3)	76.0

Q3 2025 Financial Results	16

Direct costs

	Nine months ended		Increase	Three months ended		Increase
	30 September		(decrease)	30 September		(decrease)
in CHF millions, except percentages	2025	2024	%	2025	2024	%
Residential customers	353.3	363.5	(2.8)	119.0	122.5	(2.9)
Business customers and wholesale	212.3	213.9	(0.7)	77.0	69.0	11.6
Infrastructure and support functions	11.9	8.8	35.2	5.5	(2.2)	350.0

Total	577.5	586.2	(1.5)	201.5	189.3	6.4

Residential customers. Total residential-customers direct costs decreased CHF 10.2 million or 2.8% and CHF 3.5 million or 2.9% during the nine-month and three-month periods ended 30 September 2025, compared to the corresponding periods in 2024, primarily due to a (i) decrease in fixed equipment costs driven by lower hardware-bundling activity, (ii) a decrease in mobile handset costs driven by lower handset sales volumes and (iii) a decrease in direct usage cost following lower variable revenue, partially offset by (iv) an increase in access costs from a different access mix and a growing base.

Business customers and wholesale. Total business-customers and wholesale direct costs decreased CHF 1.6 million or 0.7% during the nine-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to (i) lower mobile handset costs driven by lower handset sales volumes and (ii) a decrease in direct usage costs following lower variable revenue, partially offset by (iii) higher voice hubbing costs in line with higher voice hubbing revenue.

Total business-customers and wholesale direct costs increased CHF 8.0 million or 11.6% during the three-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to (i) higher voice hubbing costs in line with higher voice hubbing revenue and (ii) higher integration costs in line with higher integration revenue, partially offset by (iii) lower mobile handset costs driven by lower handset sales volumes.

Infrastructure and support functions. Total infrastructure and support-functions direct costs increased CHF 3.1 million or 35.2% and CHF 7.7 million or 350.0% during the nine-month and three-month periods ended 30 September 2025, compared to the corresponding periods in 2024, primarily due to (i) an increase of BTS-related costs and (ii) differences in quarterly phasing in the nine-month period as well as (iii) a prior year reclassification from direct cost to other operating expenses affecting the three-month period.

Personnel expenses

	Nine months ended		Increase	Three months ended		Increase
	30 September		(decrease)	30 September		(decrease)
in CHF millions, except percentages	2025	2024	%	2025	2024	%
Residential customers	106.1	110.1	(3.6)	33.8	34.0	(0.6)
Business customers and wholesale	60.8	61.7	(1.5)	18.7	19.5	(4.1)
Infrastructure and support functions	156.0	135.2	15.4	51.3	42.4	21.0

Total	322.9	307.0	5.2	103.8	95.9	8.2

Residential customers. Total residential-customers personnel expenses decreased CHF 4.0 million or 3.6% during the nine-month period ended 30 September 2025, and CHF 0.2 million or 0.6% during the three-month period ended 30 September 2025 compared to the corresponding periods in 2024, primarily due to lower payroll expenses as a result of lower residential-customer staffing levels partially driven by shifts to the infrastructure and support functions segment in spring 2024.

Business customers and wholesale. Total business-customers and wholesale personnel expenses decreased CHF 0.9 million or 1.5% during the nine-month period and CHF 0.8 million or 4.1% during the three-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to lower payroll expenses as a result of lower business customer and wholesale staffing levels as well as lower internal sales commissions.

Infrastructure and support functions. Total infrastructure and support-functions personnel expenses increased CHF 20.8 million or 15.4% during the nine-month period ended 30 September 2025, and CHF 8.9 million or 21.0% during the three-month

Q3 2025 Financial Results	17

period ended 30 September 2025, compared to the corresponding periods in 2024, primarily due to (i) higher share-based compensation mainly due to an employee stock purchase plan started in Q2 2025 and the spin-off related initial awards from Q4 2024 and (ii) higher cost from higher infrastructure & support staffing levels partially driven by shifts from the residential customers segment in spring 2024.

Other operating income and capitalized labor

	Nine months ended		Increase	Three months ended		Increase
	30 September		(decrease)	30 September		(decrease)
in CHF millions, except percentages	2025	2024	%	2025	2024	%
Residential customers	5.3	4.9	8.2	1.8	2.0	(10.0)
Business customers and wholesale	4.3	4.1	4.9	1.3	1.3	—
Infrastructure and support functions	37.6	41.9	(10.3)	12.8	15.5	(17.4)

Total	47.2	50.9	(7.3)	15.9	18.8	(15.4)

Residential customers. Total residential-customers other operating income and capitalized labor increased CHF 0.4 million or 8.2% during the nine-month period ended 30 September 2025 and decreased CHF 0.2 million or 10.0% during the three-month period ended 30 September 2025, compared to the corresponding periods in 2024, primarily due to changes in capitalizable labor activities.

Business customers and wholesale. Total business-customers and wholesale other operating income and capitalized labor increased CHF 0.2 million or 4.9% during the nine-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to an increase in capitalizable labor activities and was stable during the three-month period ended 30 September 2025, compared to the corresponding period in 2024.

Infrastructure and support functions. Total infrastructure and support-functions other operating income and capitalized labor decreased CHF 4.3 million or 10.3% during the nine-month period ended 30 September 2025, and CHF 2.7 million or 17.4 % during the three-month period ended 30 September 2025, compared to the corresponding periods in 2024, primarily due to (i) a decrease in other operating income partially offset by (ii) an increase in capitalizable labor activities.

Other operating expenses

	Nine months ended		Increase	Three months ended		Increase
	30 September		(decrease)	30 September		(decrease)
in CHF millions, except percentages	2025	2024	%	2025	2024	%
Residential customers	190.3	191.0	(0.4)	52.9	59.6	(11.2)
Business customers and wholesale	29.4	30.7	(4.2)	8.3	14.2	(41.5)
Infrastructure and support functions	260.8	282.5	(7.7)	88.5	103.8	(14.7)

Total	480.5	504.2	(4.7)	149.7	177.6	(15.7)

Residential customers. Total residential-customers other operating expenses decreased CHF 0.7 million or 0.4% during the nine-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to (i) lower supply chain related spend, (ii) a decrease from the phase-out of costs-to-capture synergies related to the Sunrise-UPC transaction and (iii) lower external sales commissions, partially offset by (iv) an increase in professional services mainly from higher consultancy spend, (v) higher marketing spend due to different quarterly phasing and (vi) an increase in contact-centre costs due to higher call volumes.

Total residential-customers other operating expenses decreased CHF 6.7 million or 11.2% during the three-

month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to (i) lower marketing spend due to different quarterly phasing, (ii) lower supply chain related spend and (iii) a prior year reclassification from direct cost to other operating expenses affecting the three-month period, partially offset by (v) higher external sales commissions.

Business customers and wholesale. Total business-customers and wholesale other operating expenses decreased CHF 1.3 million or 4.2% during the nine-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to less project spend related to a large customer onboarding in the previous year period.

Q3 2025 Financial Results	18

Total business-customers and wholesale other operating expenses decreased CHF 5.9 million or 41.5% during the three-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to less project spend related to a large customer onboarding in the previous year period.

Infrastructure and support functions. Total infrastructure and support-functions other operating expenses decreased CHF 21.7 million or 7.7% during the nine-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to the net effect of (i) a decrease in bad-debt expense, (ii) cost synergies from the Sunrise-UPC transaction (legacy UPC mobile core switch-off after migrating all legacy UPC mobile customers to the Sunrise mobile network), (iii) a decrease in network-related cost, (iv) a reduction in supply chain-related cost and (v) a decrease in related-party charges, partially offset by (vi) higher restructuring cost and (vii) an increase in legal contingencies.

Total infrastructure and support-functions other operating expenses decreased CHF 15.3 million or 14.7% during the three-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to (i) cost synergies from the Sunrise-UPC transaction (legacy UPC mobile core switch-off after migrating all legacy UPC mobile customers to the Sunrise mobile network), (ii) a prior year reclassification from direct cost to other operating expenses affecting the three-month period, (iii) a decrease in bad-debt expense, (iv) a decrease in network-related cost, (v) a reduction in supply chain-related cost and (vi) a decrease in related-party charges.

Depreciation and amortization. Total depreciation and amortization, including depreciation and amortization of right-of-use assets, decreased CHF 17.3 million or 2.2% during the nine-month period ended 30 September 2025 and CHF 7.4 million or 2.8% during the three-month period ended 30 September 2025, compared to the corresponding periods in 2024.

Operating income. Operating income decreased CHF 8.7 million or 9.4% during the nine-month period ended 30 September 2025 and increased CHF 4.1 million or 9.8% during the three-month period ended 30 September 2025, compared to the corresponding periods in 2024, driven by the aforementioned changes in revenue and expenses.

Financial income. Financial income increased CHF 306.3 million or 266.1% during the nine-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to an increase in foreign-currency transaction gains partially offset by a decrease in realised and unrealised gains on derivative instruments.

Financial income decreased CHF 291.6 million or 91.6% during the three-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to a decrease in foreign-currency transaction gains.

Financial expenses. Financial expenses increased CHF 172.6 million or 42.1% during the nine-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to an increase in realised and unrealised losses on derivative instruments partially offset by a decrease in foreign-currency transaction losses and interest expense due to lower outstanding debt.

Financial expenses decreased CHF 290.9 million or 78.6% during the three-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to a decrease in realised and unrealised losses on derivative instruments and interest expense due to lower outstanding debt.

Income tax benefit (expense). Sunrise recognized income tax benefits of CHF 13.6 million during the nine-month period ended 30 September 2025 and CHF 1.6 million during the three-month period ended 30 September 2025 and income tax expenses of CHF 14.1 million during the nine-month period ended 30 September 2024 and CHF 6.1 million during the three-month period ended 30 September 2024 respectively. The increase in income tax benefit is primarily due to a decrease in current tax expense.

Net loss. Net loss decreased CHF 159.9 million or 72.9% during the nine-month period ended 30 September 2025 and CHF 13.9 million or 76.0% during the three-month period ended 30 September 2025, compared to the corresponding periods in 2024, due to the aforementioned changes in the above items.

Adjusted EBITDAaL. Adjusted EBITDAaL is the primary measure used by the Sunrise chief operating decision maker to evaluate segment operating performance. Consolidated Adjusted EBITDAaL is reconciled to net income (loss) (the most directly comparable IFRS financial measure) within the section Summary financial information and operating data. Consolidated Adjusted EBITDAaL is a non-IFRS measure, which readers should view as a supplement to, and not a substitute for, IFRS measures of performance included in the interim consolidated statements of income or loss. The following table sets out the Adjusted EBITDAaL of the reportable segments of Sunrise, as well as its Consolidated Adjusted EBITDAaL:

Q3 2025 Financial Results	19

Adjusted EBITDAaL

	Nine months ended		Increase	Three months ended		Increase
	30 September		(decrease)	30 September		(decrease)
in CHF millions, except percentages	2025	2024	%	2025	2024	%
Residential customers	878.1	920.4	(4.6)	302.4	311.4	(2.9)
Business customers and wholesale	317.7	296.7	7.1	110.3	101.4	8.8
Infrastructure and support functions	(431.6)	(437.9)	1.4	(142.6)	(139.5)	(2.2)
Total	764.2	779.2	(1.9)	270.1	273.3	(1.2)

Adjusted EBITDAaL margin. The following table sets out the Adjusted EBITDAaL margins (Adjusted EBITDAaL divided by revenue) of each of the reportable segments:

	Nine months ended		Three months ended
	30 September		30 September
	2025	2024	2025	2024
Residential customers	56.3%	56.9%	58.3%	57.8%
Business customers and wholesale	50.8%	48.7%	51.0%	48.9%
Infrastructure and support functions	N.M.	N.M.	N.M.	N.M.

N.M. – not meaningful

Residential customers. Total residential-customers Adjusted EBITDAaL decreased CHF 42.3 million or 4.6% during the nine-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to the net effect of (i) the aforementioned decrease in revenue of CHF 58.2 million or 3.6%, (ii) the aforementioned decrease in direct costs of CHF 10.2 million or 2.8%, (iii) a decrease in indirect costs of CHF 5.1 million or 1.7%, primarily driven by the aforementioned decrease in personnel expenses and other operating expenses as well as the aforementioned increase in other operating income and capitalized labor (excluding, in each case, expenses for share-based compensation, restructuring and other) and (iv) a decrease in lease-related expenses of CHF 0.6 million or 1.5%. The Adjusted EBITDAaL margin decreased by 0.6% during the nine-month period ended 30 September 2025, compared to the corresponding period in 2024, due to a higher relative decrease in Adjusted EBITDAaL compared to revenue.

Total residential-customers Adjusted EBITDAaL decreased CHF 9.0 million or 2.9% during the three-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to the net effect of (i) the aforementioned decrease in revenue of CHF 19.5 million or 3.6%, (ii) the aforementioned decrease in direct costs of CHF 3.5 million or 2.9%, (iii) a decrease in indirect costs of CHF 6.6 million or 7.2%, primarily driven by the aforementioned decrease in other operating expenses and personnel expenses, partially offset by the aforementioned decrease in other operating income and capitalized labor (excluding, in each case, expenses for share- based compensation, restructuring and other) and (iv) a decrease in lease-

related expenses of CHF 0.4 million or 3.1%. The Adjusted EBITDAaL margin decreased by 0.5% during the three-month period ended 30 September 2025, compared to the corresponding period in 2024, due to a higher relative decrease in Adjusted EBITDAaL compared to revenue.

Business customers and wholesale. Total business-customers and wholesale Adjusted EBITDAaL increased CHF 21.0 million or 7.1% during the nine-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to the net effect of (i) the aforementioned increase in revenue of CHF 15.9 million or 2.6%, (ii) the aforementioned decrease in direct costs of CHF 1.6 million or 0.7%, (iii) a decrease in indirect costs of CHF 2.5 million or 2.8%, primarily driven by the aforementioned decrease in other operating expenses and personnel expenses as well as the aforementioned increase in other operating income and capitalized labor (excluding, in each case, expenses for share-based compensation, restructuring and other) and (iv) a decrease in lease-related expenses of CHF 1.0 million or 9.8%. The Adjusted EBITDAaL margin increased by 2.1% during the nine-month period ended 30 September 2025, compared to the corresponding period in 2024, due to a higher relative increase in Adjusted EBITDAaL compared to revenue.

Total business-customers and wholesale Adjusted EBITDAaL increased CHF 8.9 million or 8.8% during the three-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to the net effect of (i) the aforementioned increase in revenue of CHF 8.9 million or 4.3%, (ii) the aforementioned increase in

Q3 2025 Financial Results	20

direct costs of CHF 8.0 million or 11.6%, (iii) a decrease in indirect costs of CHF 6.7 million or 20.7%, primarily driven by the aforementioned decrease in other operating expenses and personnel expenses (excluding, in each case, expenses for share-based compensation, restructuring and other) and (iv) a decrease in lease-related expenses of CHF 1.3 million or (28.9)%. The Adjusted EBITDAaL margin increased by 2.1% during the three-month period ended 30 September 2025, compared to the corresponding period in 2024, due to a higher relative increase in Adjusted EBITDAaL compared to revenue.

Infrastructure and support functions. Total infrastructure and support-functions Adjusted EBITDAaL increased CHF 6.3 million or 1.4% during the nine-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to the net effect of (i) the aforementioned increase in revenue of CHF 3.6 million or 67.9%, (ii) the aforementioned increase in direct costs of CHF 3.1 million or 35.2%, (iii) a decrease in indirect costs of CHF 1.1 million or 0.3%, primarily driven by the aforementioned decrease in other operating expenses partially offset by the aforementioned decrease in other operating income and capitalized labor (excluding, in each case, expenses for share-based compensation, restructuring and other) and (iv) a decrease in lease-related expenses of CHF 4.7 million or 4.7%.

Total infrastructure and support-functions Adjusted EBITDAaL decreased CHF 3.1 million or 2.2% during the three-month period ended 30 September 2025, compared to the corresponding period in 2024, primarily due to the net effect of (i) the aforementioned increase in revenue of CHF 2.5 million or 80.6%, (ii) the aforementioned increase in direct costs of CHF 7.7 million or 350.0%, (iii) a decrease in indirect costs of CHF 1.7 million or (1.5)%, primarily driven by the aforementioned decrease in other operating expenses partially offset by the aforementioned decrease in other operating income and capitalized labor (excluding, in each case, expenses for share-based compensation, restructuring and other) and (iv) a decrease in lease-related expenses of CHF 0.4 million or 1.2%

Q3 2025 Financial Results	21

Liquidity and capital resources

Sources and uses of cash

Cash and cash equivalents

At 30 September 2025, Sunrise had cash and cash equivalents of CHF 155.7 million, most of which were held by its subsidiaries. The terms of the instruments governing the indebtedness of certain of these subsidiaries may restrict the ability of Sunrise to access the liquidity of these subsidiaries. In addition, its ability to access the liquidity of its subsidiaries may be limited by tax, legal considerations and other factors.

Corporate liquidity of Sunrise

As Sunrise typically does not hold significant amounts of cash and cash equivalents at the corporate level, its primary source of corporate liquidity consists of, subject to the restrictions noted above, proceeds in the form of distributions or loans from its subsidiaries. From time to time, Sunrise may also supplement its sources of corporate liquidity with net proceeds received in connection with the issuance of debt instruments. No assurance can be given that any external funding will be available on favourable terms, or at all.

The corporate liquidity requirements of Sunrise include (i) corporate general and administrative expenses, (ii) interest payments on the Sunrise Holding Senior Notes and (iii) dividends and other returns of capital. From time to time, Sunrise may also require cash in connection with (i) the repayment of third-party debt (including the repurchase or exchange of outstanding debt securities in the open market or privately-negotiated transactions), (ii) the satisfaction of contingent liabilities, (iii) acquisitions, (iv) other investment opportunities or (v) income tax payments.

Liquidity of consolidated operating entities

In addition to cash and cash equivalents, the primary source of liquidity of consolidated operating entities is cash provided by operations and any borrowing availability under the Sunrise Holding Bank Facility. The liquidity of the consolidated operating entities of Sunrise is generally used to fund (i) property and equipment additions, (ii) debt-service requirements, (iii) payments required by derivative instruments and (iv) payments associated with defined-benefit plans, and to settle certain commitments. In this regard, Sunrise has significant commitments related to certain operating costs associated with networks, purchase obligations associated with customer-premises equipment (CPE), certain service-related commitments, programming-studio output and sport-rights contracts. These obligations are expected to represent a significant liquidity requirement of Sunrise consolidated operating entities, a significant portion of which is due over the next 12 to 24 months.

From time to time, the consolidated operating entities of Sunrise may also require liquidity in connection with (i) acquisitions and other investment opportunities, (ii) loans and capital distributions to their intermediate holding companies or (iii) the satisfaction of contingent liabilities. No assurance can be given that any external funding will be available to its consolidated operating entities on favourable terms, or at all.

For additional information please refer to Sunrise’s Interim Consolidated Statements of Cash Flows.

Capitalisation

At 30 September 2025, the outstanding principal amount of Sunrise consolidated third-party debt, together with accrued interest, totalled CHF 4.4 billion, including CHF 0.4 billion that is classified as current in the interim consolidated statement of financial condition. The refinancing completed on 28 May 2025 continues to provide an extended maturity runway, with no short-term maturities (c. 63% of debt becoming due after 2029 and c. 39% of debt becoming due in 2032). Please refer to Note 13 of the Interim Consolidated Financial Statements for further details around the refinancing from October 2025 which happened after the balance sheet date.

As of 30 September 2025, Sunrise was in compliance with its debt covenants. In addition, Sunrise does not anticipate any instances of non-compliance with respect to any debt covenants that would have a material adverse impact on its liquidity during the next 12 months.

Sunrise believes it has sufficient resources to repay or refinance the current portion of its debt and lease obligations and to fund foreseeable liquidity requirements during the next 12 months. However, as maturing debt grows in later years, Sunrise anticipates it will seek to refinance or otherwise extend its debt maturities. No assurance can be given that Sunrise will be able to complete these refinancing transactions or otherwise extend its debt maturities. In this regard, it is not possible to predict how political and economic conditions, sovereign-debt concerns or any adverse regulatory developments could impact the credit markets Sunrise accesses and, accordingly, its future liquidity and financial position. The ability of Sunrise to access debt financing on favourable terms, or at all, could be adversely impacted by (i) the financial failure of any of its counterparties, which could reduce amounts available under committed credit facilities and adversely impact its ability to access cash deposited with any failed financial institution and (ii) any tightening of the credit markets. In addition, sustained or increased competition, particularly in combination with adverse economic or regulatory developments, could have an unfavourable impact on Sunrise cash flows and liquidity.

Q3 2025 Financial Results	22

Interim Consolidated Statements of Cash Flows

Periods ended 30 September 2025 compared to periods ended 30 September 2024

Summary. The interim consolidated statements of cash flows for the periods ended 30 September 2025 and 2024, are summarised as follows:

	Nine months ended 30 September		Increase (decrease)	Three months ended 30 September		Increase (decrease)
in CHF millions	2025	2024		2025	2024
Net cash provided by operating activities	753.7	820.1	(66.4)	292.1	268.9	23.2
Net cash used in investing activities	(373.0)	(495.0)	122.0	(95.8)	(139.7)	43.9
Net cash used in financing activities	(576.2)	(320.0)	(256.2)	(174.1)	(127.9)	(46.2)
Effect of exchange rate changes on cash	(0.6)	(0.6)	—	(0.3)	(1.0)	0.7
Net increase (decrease) in cash and cash equivalents	(196.1)	4.5	(200.6)	21.9	0.3	21.6

Operating activities. The decrease in net cash provided by operating activities in the nine-month period and the increase in net cash provided by operating activities in the three-month period is primarily attributable to changes in cash provided by working-capital items which include a tax audit payment of approximately CHF 26 million in the nine-month period.

Investing activities. The decrease in net cash used by investing activities is primarily attributable to the net effect of (i) a decrease in net advances to related parties of CHF 82.2 million in the nine-month and an increase in net advances to related parties of CHF 19.2 million in the three-month period, (ii) a decrease in cash paid for other investing activities of CHF 42.5 million in the nine-month period and CHF 38.2 million in the three-month period and (ii) a decrease due to lower capital expenditures of CHF 24.9 million in the three-month period and an increase due to higher capital expenditures of CHF 3.3 million in the nine-month period, primarily due to the timing of payments for capital-related accrued liabilities, increase in ice-hockey rights driven by the extension of the media partnership between Sunrise and the National League and by higher mergers and acquisitions, partially offset by an increased spend related to assets acquired under vendor financing and by lower property, plant and equipment and intangible asset additions.

The capital expenditures Sunrise reports in its interim consolidated statements of cash flows do not include amounts that are financed under capital-related vendor financing. Instead, these amounts are reflected as non-cash additions to property and equipment when the underlying assets are delivered and as repayments of debt when the principal is repaid. A reconciliation of Sunrise consolidated property and equipment additions to the capital expenditures reported in the interim consolidated statements of cash flows is set out below:

	Nine months ended 30 September		Increase (decrease)	Three months ended 30 September		Increase (decrease)
in CHF millions	2025	2024		2025	2024
Property, plant and equipment and intangible asset additions	365.6	368.5	(2.9)	106.1	111.3	(5.2)
Mergers and acquisitions (asset deals)	5.8	—	5.8	2.8	—	2.8
Ice-Hockey rights	218.7	—	218.7	218.7	—	218.7
Assets acquired under vendor financing	(48.3)	(37.8)	(10.5)	(16.4)	(15.6)	(0.8)
Changes in current liabilities related to capital expenditures (including related-party amounts)	(172.9)	34.9	(207.8)	(216.2)	24.2	(240.4)
Capital expenditures	368.9	365.6	3.3	95.0	119.9	(24.9)

The decrease in property, plant and equipment and intangible asset additions during the nine-month period ended 30 September 2025, compared to the corresponding period in 2024, is primarily attributable to the net effect of an decrease in expenditures for (i) capacity upgrades and (ii) lower

Q3 2025 Financial Results	23

baseline due to phase-out of costs-to-capture synergies related to the Sunrise-UPC transaction, partially offset by an increase in expenditures for (iii) product & enablers and (iv) customer-premises equipment. During the nine-month periods ended 30 September 2025 and 2024, Sunrise property, plant and equipment and intangible asset additions represented 16.7% and 16.5% of revenue, respectively.

The decrease in property, plant and equipment and intangible asset additions during the three-month period ended 30 September 2025, compared to the corresponding period in 2024, is primarily attributable to the net effect of a decrease in expenditures for (i) capacity upgrades, (ii) coverage and (iii) products & enablers partially offset by an increase in expenditures for (iv) baseline investments and (v) customer-premises equipment driven by differences in quarterly phasing. During the three-month periods ended 30 September 2025 and 2024, Sunrise property, plant and equipment and intangible asset additions represented 14.3% and 14.9% of revenue, respectively.

Financing activities. The increase in net cash used by financing activities is primarily attributable to the net effect of (i) a repayment out of capital contribution reserves to shareholders of 240.4 million in the nine-month period, (ii) cash received in the form of debt borrowings of CHF 896.0 million in the nine-month period, (iii) an increase in cash used for repayments of debt of CHF 807.6 million in the nine-month period, (iv) a decrease in cash paid for interest of CHF 109.0 million in the nine-month period and CHF 27.3 in the three-month period, (v) an increase in cash paid for principal-related derivative instruments of CHF 84.0 million in the nine-month period, (vi) an increase in cash paid for vendor financing of CHF 76.4 million in the nine-month period and CHF 65.0 million in the three-month period and (vii) a decrease in cash received for interest related derivative instruments of CHF 76.1 million in the nine-month period.

Q3 2025 Financial Results	24

Quantitative and qualitative disclosures about market risk

Sunrise is exposed to market risk in the normal course of business operations due to its ongoing investing and financing activities. Market risk refers to the risk of loss arising from adverse changes in foreign-currency exchange rates and interest rates.

The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future profits. Sunrise has established policies, procedures and processes governing the management of market risks and the use of derivative instruments to manage exposure to such risks.

Cash

Sunrise invests its cash in highly liquid instruments that meet high credit-quality standards. At 30 September 2025, substantially all of the consolidated cash balance of Sunrise was denominated in Swiss francs.

Projected cash flows associated with derivative instruments

The following table provides information regarding the projected cash flows associated with derivative instruments. The Swiss-franc equivalents presented below are based on interest-rate projections and exchange rates as of 30 September 2025. These amounts are presented for illustrative purposes only and will likely differ from the actual cash payments or receipts required in future periods.

	Payments (receipts) due during:
in CHF millions	Remainder of 2025	2026	2027	2028	2029	2030	2031	2032	Total
Projected derivative cash payments (receipts), net:
Interest-related[1]	(8.9)	(57.5)	(76.4)	(72.4)	(48.9)	(32.5)	(26.9)	(16.8)	(340.3)
Principal-related[2]	—	49.0	—	91.1	301.7	0.3	—	148.2	590.3
Other[3]	0.6	(1.4)	—	—	—	—	—	—	(0.8)
Total	(8.3)	(9.9)	(76.4)	18.7	252.8	(32.2)	(26.9)	131.4	249.2

[1]	Includes (i) the cash flows of interest-rate cap, floor and swap contracts and (ii) the interest-related cash flows of cross-currency and interest-rate swap contracts.
[2]	Includes the principal-related cash flows of cross-currency swap contracts. [3] Includes amounts related to foreign-currency forward contracts.

Q3 2025 Financial Results	25

Sunrise Communications AG

Unaudited Interim Condensed

Consolidated Financial Statements

As of 30 September 2025 and 31 December 2024 and
for the nine months ended 30 September 2025 and 2024

Q3 2025 Financial Results 26

Consolidated Statements

Interim Consolidated Statements of Income or Loss (Unaudited)

	Note	Nine months ended 30 September		Three months ended 30 September
in CHF millions		2025	2024	2025	2024
Revenue	5	2,194.6	2,233.3	740.9	749.0
Direct costs		(577.5)	(586.2)	(201.5)	(189.3)
Personnel expenses		(322.9)	(307.0)	(103.8)	(95.9)
Other operating income and capitalized labor	6	47.2	50.9	15.9	18.8
Other operating expenses	6	(480.6)	(504.2)	(149.8)	(177.6)
Depreciation of right-of-use assets		(97.4)	(99.0)	(32.4)	(33.0)
Depreciation and amortization		(679.6)	(695.3)	(223.4)	(230.2)
Operating income		83.8	92.5	45.9	41.8

Financial income	11	421.4	115.1	26.6	318.2
Financial expenses	11	(582.7)	(410.1)	(79.0)	(369.9)
Share of gains (losses) of equity method investments		4.6	(2.6)	0.5	(2.3)
Income (loss) before taxes		(72.9)	(205.1)	(6.0)	(12.2)

Income tax benefit/(expense)		13.6	(14.1)	1.6	(6.1)
Net income (loss)		(59.3)	(219.2)	(4.4)	(18.3)

Attributable to:
Sunrise Communications AG shareholders		(62.1)	(222.2)	(5.4)	(19.4)
Non-controlling interests		2.8	3.0	1.0	1.1
Earnings (loss) per share

Basic and diluted earnings (loss) per share of class A	7	(0.9)	(3.1)	(0.1)	(0.3)
Basic and diluted earnings (loss) per share of class B	7	(0.1)	(0.3)	(0.0)	(0.0)

The accompanying notes are an integral part of these consolidated interim financial statements.

Q3 2025 Financial Results	27

Interim Consolidated Statements of Comprehensive Income or Loss (Unaudited)

	Nine months ended 30 September		Three months ended 30 September
in CHF millions	2025	2024	2025	2024
Net income (loss)	(59.3)	(219.2)	(4.4)	(18.3)
Items that are or may be reclassified to the statement of income or loss

Foreign currency translation adjustments	—	8.9	—	(37.9)
Items that will not be reclassified to the statement of income or loss

Pension-related adjustments	3.0	(1.2)	(0.8)	(2.6)
Other comprehensive income (loss), net of taxes	3.0	7.7	(0.8)	(40.5)

Attributable to:
Sunrise Communications AG shareholders	2.8	7.7	(0.8)	(40.5)
Non-controlling interests	0.2	—	—	—
Total comprehensive income (loss), net of taxes	(56.3)	(211.5)	(5.2)	(58.8)

Attributable to:
Sunrise Communications AG shareholders	(59.3)	(214.5)	(6.2)	(59.9)
Non-controlling interests	3.0	3.0	1.0	1.1

The accompanying notes are an integral part of these consolidated interim financial statements.

Q3 2025 Financial Results	28

Interim Consolidated Statements of Financial Position (Unaudited)

in CHF millions	Note	30 September 2025	31 December 2024
Assets
Current assets:
Cash and cash equivalents		155.7	351.8
Trade receivables		371.6	353.0
Financial assets	12	148.4	162.5
Tax receivables		0.0	0.0
Other current assets	8	266.1	259.9
Total current assets		941.8	1,127.2

Non-current assets:
Property, plant and equipment		2,284.4	2,338.5
Goodwill		6,012.7	6,012.7
Intangible assets		1,018.2	1,084.4
Right-of-use assets		1,361.4	1,262.5
Financial assets	12	6.2	5.1
Investments		51.1	48.4
Deferred tax assets		30.4	23.6
Other non-current assets	8	113.9	160.4
Total non-current assets		10,878.3	10,935.6

Total assets		11,820.1	12,062.8

Liabilities and Equity
Liabilities
Current liabilities:
Accounts payable		209.4	316.0
Lease liabilities		174.6	164.1
Financial liabilities	12	543.4	586.7
Provisions		1.2	4.7
Tax liabilities		13.8	17.9
Other current liabilities	8	467.3	497.0
Total current liabilities		1,409.7	1,586.4

Non-current liabilities:
Lease liabilities		1,087.8	1,055.2
Financial liabilities	12	4,758.1	4,747.9
Provisions		65.3	64.0
Defined benefit obligations		0.9	8.4
Deferred tax liabilities		131.0	165.8
Other non-current liabilities	8	246.5	48.2
Total non-current liabilities		6,289.6	6,089.5

Total liabilities		7,699.3	7,675.9

Q3 2025 Financial Results	29

Equity:
Ordinary share capital	7.4	7.2
Treasury shares	(0.2)	(0.1)
Reserves	4,088.0	4,353.7
Equity attributable to the shareholders	4,095.2	4,360.8

Non-controlling interests	25.6	26.1
Total equity	4,120.8	4,386.9

Total liabilities and equity	11,820.1	12,062.8

The accompanying notes are an integral part of these consolidated interim financial statements.

Q3 2025 Financial Results	30

Interim Consolidated Statements of Changes in Equity (Unaudited)

in CHF millions	Note	Ordinary share capital	Treasury stock	Other reserves	Currency translation reserve	Actuarial gains/ (losses) from defined benefit plans, net of taxes	Total equity attributable to shareholders	Non- controlling interests	Total equity
Balance at 1 January, 2024		—	—	3,796.0	(250.3)	9.1	3,554.8	22.2	3,577.0
Net income (loss)		—	—	(222.2)	—	—	(222.2)	3.0	(219.2)
Other comprehensive income (loss), net of taxes		—	—	—	8.9	(1.2)	7.7	—	7.7
Total comprehensive income		—	—	(222.2)	8.9	(1.2)	(214.5)	3.0	(211.5)

Share-based compensation		—	—	14.3	—	—	14.3	—	14.3
Capital contributions (distributions)		—	—	(47.9)	—	—	(47.9)	—	(47.9)
Balance at 30 September, 2024		—	—	3,540.2	(241.4)	7.9	3,306.7	25.2	3,331.9
Balance at 1 January, 2025		7.2	(0.1)	4,615.9	(263.6)	1.4	4,360.8	26.1	4,386.9
Net income (loss)		—	—	(62.1)	—	—	(62.1)	2.8	(59.3)
Other comprehensive income (loss), net of taxes		—	—	—	—	2.8	2.8	0.2	3.0
Total comprehensive income (loss)		—	—	(62.1)	—	2.8	(59.3)	3.0	(56.3)

Issuance of shares		0.2	(0.2)	—	—	—	—	—	—
Share-based compensation		—	0.1	34.8	—	—	34.9	—	34.9
Repayment out of capital contribution reserves		—	—	(240.4)	—	—	(240.4)	—	(240.4)
Other capital contributions (distributions)		—	—	(0.8)	—	—	(0.8)	(3.5)	(4.3)
Balance at 30 September, 2025		7.4	(0.2)	4,347.4	(263.6)	4.2	4,095.2	25.6	4,120.8

The accompanying notes are an integral part of these consolidated interim financial statements.

Q3 2025 Financial Results	31

Interim Consolidated Statements of Cash Flows (Unaudited)

	Nine months ended 30 September		Three months ended 30 September
in CHF millions	2025	2024	2025	2024
Cash flows from operating activities:
Net income (loss)	(59.3)	(219.2)	(4.4)	(18.3)
Income tax expense (benefit)	(13.6)	14.1	(1.6)	6.1
Share-based compensation expense	39.4	14.9	15.9	4.9
Depreciation of RoU assets	97.4	99.0	32.4	33.0
Depreciation of PP&E and amortization of intangibles	679.6	695.3	223.4	230.2
Restructuring and other operating items	7.3	27.2	0.2	13.2
Financial income	(421.4)	(115.1)	(26.6)	(318.2)
Financial expenses	582.7	410.1	79.0	369.9
Dividends received	3.3	3.0	3.3	3.0
Interest received	2.4	0.9	0.9	0.2
Taxes paid	(32.3)	(1.2)	(11.1)	—
Changes in operating assets and liabilities and other	(131.8)	(108.9)	(19.3)	(55.1)
Net cash provided by operating activities	753.7	820.1	292.1	268.9

Cash flows from investing activities:
Capital expenditures	(368.9)	(365.6)	(95.0)	(119.9)
Acquisition of equity-accounted investees	—	(0.6)	—	—
Net advances to related parties	—	(82.2)	—	19.2
Cash paid for other investing activities	(4.1)	(46.6)	(0.8)	(39.0)
Net cash used in investing activities	(373.0)	(495.0)	(95.8)	(139.7)

Cash flows from financing activities:
Interest paid	(240.6)	(349.6)	(104.7)	(132.0)
Repayment out of capital contribution reserves to
Sunrise Communications AG shareholders	(240.4)	—	—	—
Borrowing of debt	896.0	—	—	—
Vendor financing additions	303.7	255.3	115.3	117.4
Repayments of debt	(807.6)	—	—	—
Principal payments on vendor financing	(344.8)	(268.4)	(170.6)	(105.6)
Payment of lease liabilities	(100.3)	(93.7)	(45.6)	(51.1)
Payment of financing costs and debt premiums	(15.6)	—	(6.4)	—
Net cash received (paid) for interest related derivative instruments	44.6	120.7	39.2	28.4
Net cash received (paid) for principal related derivative instruments	(68.0)	16.0	—	16.0
Related-party payments	—	(0.3)	—	(1.0)
Cash received (paid) for other financing activities	(3.2)	—	(1.3)	—
Net cash used in financing activities	(576.2)	(320.0)	(174.1)	(127.9)

Net increase (decrease) in cash and cash equivalents:	(195.5)	5.1	22.2	1.3

Cash and cash equivalents at the beginning of the period	351.8	4.8	133.8	9.0
Effect of exchange rate changes on cash	(0.6)	(0.6)	(0.3)	(1.0)
Cash and cash equivalents at the end of the period	155.7	9.3	155.7	9.3

The accompanying notes are an integral part of these consolidated interim financial statements.

Q3 2025 Financial Results	32

Notes to the unaudited interim condensed consolidated financial statements

(1) General Information

Sunrise Communications AG is a public company incorporated, domiciled and registered in Switzerland. The registered office of Sunrise Communications AG is located at Glattpark (Opfikon), Thurgauerstrasse 101b, 8152, Switzerland. These interim condensed consolidated financial statements for the three months and nine months ended 30 September 2025 and 30 September 2024 are in substance a continuation of the previously reported F-4 financials of Sunrise HoldCo V B.V. The reporting period of 2025 presented comprises the consolidated financial statements of Sunrise Communications AG and its subsidiaries (collectively referred to as ‘Sunrise’ or ‘the Group’). The comparative period of 2024 presented reflects the carrying amounts from the consolidated financial statements of Sunrise HoldCo V B.V.

The Sunrise principal operating company, Sunrise GmbH, is a full-range telecommunications provider in Switzerland, offering mobile voice and data, landline services (retail and wholesale voice, business and integration services), video and landline Internet including Internet Protocol Television (IPTV) services to both residential and business customers as well as to other operators. Sunrise has its own national backbone landline and IP network and its own mobile network based on 4G and 5G technologies. In connection with the services it provides, Sunrise also resells handsets manufactured by third-party suppliers.

In connection with the spin-off from Liberty Global Ltd (hereinafter ‘LG’) dated 8 November 2024, a series of reorganization steps were completed. The transaction resulted in separation from LG and the formation of Sunrise Communications AG, whose shares are listed on the SIX Swiss Exchange.

(2) Basis of Preparation

These condensed consolidated interim financial statements for the three months and nine months ended 30 September 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the last annual consolidated financial statements of Sunrise as at and for the year ended 31 December 2024 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant for an understanding of the changes in the Sunrise financial position and performance since the last annual financial statements.

In preparing these consolidated interim financial statements, management has made judgements and estimates about the future that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying Sunrise accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

The following table summarizes the principal exchange rates used by Sunrise (shown against CHF):

	30 September	31 December
	2025	2024
Spot rates:
Euro	1.0704	1.0645
US Dollar	1.2580	1.1016

	Nine months ended 30 September		Three months ended 30 September
	2025	2024	2025	2024
Average rates:
Euro	1.0651	1.0441	1.0695	1.0512
US Dollar	1.1919	1.1350	1.2497	1.1547

(3) Material Accounting Policies

These consolidated interim financial statements were prepared in accordance with the accounting policies described in the last annual financial statements and the amendments effective as of 1 January 2025 which are described below. Sunrise has not adopted early any standard, interpretation or amendment that has been issued but is not yet effective.

One new amendment exists for the first time in 2025, but is not applicable to these consolidated interim financial statements.

Standard	Name	Effective from
Amendments to IAS 21	Lack of Exchangeability - Amendments to IAS 21	1 January, 2025

Q3 2025 Financial Results	33

(4) Segment Reporting

For management purposes, Sunrise is organized into business units which reflect the different customer groups to which Sunrise provides its telecommunications products and services, and has the following three operating segments, which are its reportable segments:

•	Residential customers

•	Business customers & Wholesale

•	Infrastructure & Support functions

The Board of Directors assumes the role of the Chief Operating Decision Maker (‘CODM’) and monitors the operating results of the segments Residential customers, Business customers & Wholesale and Infrastructure & Support functions separately for the purpose of making decisions about resource allocation and performance assessment.

Each of these segments engages in its particular business activity which is described below:

•	Residential customers:

Provides fixed-line and mobile services to residential end customers as well as sales of handsets. Sunrise focuses on selling its products in the Swiss telecommunications market by marketing bundled offers in fixed/ Internet, mobile and IPTV.

•	Business customers & Wholesale:

Provides a full range of products and services, from fixed-line and mobile communications to Internet and data services as well as integration services to various business areas: small office and home office, small and medium-size managed enterprises and large corporate clients. The wholesale product portfolio covers voice, data, Internet and infrastructure services such as carrier and roaming services, which are marketed to business customers.

•	Infrastructure & Support functions:

Activities comprise support units such as network, IT and operations (customer care) as well as staff functions like finance, human resources and strategy.

Performance is measured based on Adjusted EBITDAaL as included in the internal financial reports reviewed by the CODM. This is considered an adequate measure of the operating performance of the segments reported to the CODM for the purposes of resource allocation and performance assessment. Assets and liabilities are not allocated to operating segments in the management reports reviewed by the CODM, as the review focuses on adjusted EBITDAaL. Sunrise depreciation and amortization of property, plant and equipment and intangible assets, share-based compensation, restructuring and other, finance income, finance expenses and income-tax expenses are reviewed on a total level, and are therefore not allocated to operating segments. As Sunrise mainly operates in Switzerland, no geographical information is further presented.

Q3 2025 Financial Results	34

Segment information

	Nine months ended 30 September, 2025
CHF in millions	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Total revenue	1,560.7	625.0	8.9	2,194.6

Direct costs	(353.3)	(212.3)	(11.9)	(577.5)
Indirect costs[1]	(291.1)	(85.8)	(332.7)	(709.6)
Lease expense[2]	(38.2)	(9.2)	(95.9)	(143.3)
Adj. EBITDA after lease expense (EBITDAaL)	878.1	317.7	(431.6)	764.2

Depreciation and amortization of property, plant and equipment and intangible assets				(679.6)
Share-based compensation, restructuring & other				(46.7)
Finance income/(expense)[3]				(110.8)
Income tax benefit/(expense)				13.6
Net income (loss)				(59.3)

	Nine months ended 30 September, 2024
CHF in millions	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Total revenue	1,618.9	609.1	5.3	2,233.3

Direct costs	(363.5)	(213.9)	(8.8)	(586.2)
Indirect costs[1]	(296.2)	(88.3)	(333.8)	(718.3)
Lease expense[2]	(38.8)	(10.2)	(100.6)	(149.6)
Adj. EBITDA after lease expense (EBITDAaL)	920.4	296.7	(437.9)	779.2

Depreciation and amortization of property, plant and equipment and intangible assets				(695.3)
Share-based compensation, restructuring & other				(42.0)
Finance income/(expense)[3]				(247.0)
Income tax benefit/(expense)				(14.1)
Net income (loss)				(219.2)

[1]	Excludes expenses for share-based compensation, restructuring and other.
[2]	Contains depreciation and interest expenses for lease arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line “Indirect costs”.
[3]	Includes share of gains (losses) of equity method investments and excludes interest expenses for leases, which are included in line “Lease expense”.

Q3 2025 Financial Results	35

	Three months ended 30 September, 2025
CHF in millions	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Total revenue	519.1	216.2	5.6	740.9

Direct costs	(119.0)	(77.0)	(5.5)	(201.5)
Indirect costs[4]	(85.0)	(25.7)	(110.9)	(221.6)
Lease expense[5]	(12.7)	(3.2)	(31.8)	(47.7)
Adj. EBITDA after lease expense (EBITDAaL)	302.4	110.3	(142.6)	270.1

Depreciation and amortization of property, plant and equipment and intangible assets				(223.4)
Share-based compensation, restructuring & other				(16.2)
Finance income/(expense)[6]				(36.5)
Income tax benefit/(expense)				1.6
Net income (loss)				(4.4)

	Three months ended 30 September, 2024
CHF in millions	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Total revenue	538.6	207.3	3.1	749.0

Direct costs	(122.5)	(69.0)	2.2	(189.3)
Indirect costs[4]	(91.6)	(32.4)	(112.6)	(236.6)
Lease expense[5]	(13.1)	(4.5)	(32.2)	(49.8)
Adj. EBITDA after lease expense (EBITDAaL)	311.4	101.4	(139.5)	273.3

Depreciation and amortization of property, plant and equipment and intangible assets				(230.2)
Share-based compensation, restructuring & other				(18.1)
Finance income/(expense)[6]				(37.2)
Income tax benefit/(expense)				(6.1)
Net income (loss)				(18.3)

[4]	Excludes expenses for share-based compensation, restructuring and other.
[5]	Contains depreciation and interest expenses for lease arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line “Indirect costs”.
[6]	Includes share of gains (losses) of equity method investments, and excludes interest expenses for leases, which are included in line “Lease expense”.

Q3 2025 Financial Results	36

(5) Revenue from Customers

Revenue by major category and reportable segment is set forth below:

	Nine months ended 30 September, 2025
CHF in millions	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Fixed:	734.9	365.5	—	1,100.4

Subscription	707.6	230.1	—	937.7
Non-subscription and hardware	27.3	135.4	—	162.7
Mobile:	747.1	256.1	—	1,003.2

Subscription	617.1	200.8	—	817.9
Non-subscription and hardware	130.0	55.3	—	185.3
Other:	78.7	3.4	8.9	91.0

Total	1,560.7	625.0	8.9	2,194.6

	Nine months ended 30 September, 2024[7]
CHF in millions	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Fixed:	792.2	350.8	—	1,143.0

Subscription	759.7	220.3	—	980.0
Non-subscription and hardware	32.5	130.5	—	163.0
Mobile:	756.9	256.4	—	1,013.3

Subscription	620.2	197.8	—	818.0
Non-subscription and hardware	136.7	58.6	—	195.3
Other:	69.8	1.9	5.3	77.0

Total	1,618.9	609.1	5.3	2,233.3

	Three months ended 30 September, 2025
CHF in millions	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Fixed:	238.1	127.3	—	365.4

Subscription	230.7	76.7	—	307.4
Non-subscription and hardware	7.4	50.6	—	58.0
Mobile:	252.2	87.1	—	339.3

Subscription	209.0	67.6	—	276.6
Non-subscription and hardware	43.2	19.5	—	62.7
Other:	28.8	1.8	5.6	36.2

Total	519.1	216.2	5.6	740.9

	Three months ended 30 September, 2024[7]
CHF in millions	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Fixed:	259.5	117.6	—	377.1

Subscription	249.7	76.8	—	326.5
Non-subscription and hardware	9.8	40.8	—	50.6
Mobile:	255.4	88.9	—	344.3

Subscription	208.7	67.8	—	276.5
Non-subscription and hardware	46.7	21.1	—	67.8
Other:	23.7	0.8	3.1	27.6

Total	538.6	207.3	3.1	749.0

[7]	Reclassified to conform with 2025 presentation of product hierarchies (see details on next page).

Q3 2025 Financial Results	37

Subscription revenue

Sunrise recognizes service revenue from mobile and fixed services over the contractual period. Installation or activation fees related to the services provided are deferred as contract liabilities and recognized over the contractual period. Revenue from the sale of prepaid services is deferred and recognized at the time of use. Discounts that can be allocated to service revenues are evenly distributed over the minimum contract binding period.

Mobile subscriptions have no contract term beyond a 60-day notice period, whereas residential services require a minimum contract term of 12 months. For contracts combined with a promotion, the typical minimum contract term is 24 months. For B2B service contracts, the contract term is typically between one and five years.

Non-subscription and hardware

Non-subscription revenues include mainly revenue from hardware sales, which are recognized at point-in-time upon delivery. Revenue from carrier and roaming services offered to medium-size and large enterprises and from fixed-line and mobile services on a wholesale basis to other operators are recognized over the contractual period.

Other

Revenue from sales of built-to-suit network sites is recognized at point-in-time when the sites are available for use and legal ownership is transferred. Net collectible fees earned from early termination of contracts are recognized when collected. Other revenue further includes revenue from subleases and is recognized over time.

Changes in product hierarchy

As of Q1 2025, there have been adjustments in the product hierarchies within the residential customers segment and within the business customers and wholesale segment. This change reflects a refinement of the product hierarchies based on the ways in which management analyses and steers the business. Consequently, the 2024 amounts shown in the table above include the following reclassifications within the segments:

	Nine months ended 30 September, 2024
CHF in millions	Residential customers segment	Business customers and wholesale segment
Fixed revenue:	32.7	—

Subscription	11.6	1.8
Non-subscription and hardware	21.1	(1.8)
Mobile revenue:	(6.4)	0.4

Subscription	(7.0)	(1.6)
Non-subscription and hardware	0.6	2.0
Other:	(26.4)	(0.4)

Total revenue	—	—

	Three months ended 30 September, 2024
CHF in millions	Residential customers segment	Business customers and wholesale segment
Fixed revenue:	10.2	—

Subscription	3.9	0.5
Non-subscription and hardware	6.3	(0.5)
Mobile revenue:	(2.2)	0.1

Subscription	(2.4)	(0.3)
Non-subscription and hardware	0.2	0.4
Other:	(8.0)	(0.2)

Total revenue	—	—

Q3 2025 Financial Results	38

(6) Other Operating Income and Expenses

	Nine months ended 30 September		Three months ended 30 September
CHF in millions	2025	2024	2025	2024
Marketing & Commissions	(136.8)	(135.4)	(38.3)	(43.0)
Network related costs	(104.1)	(122.0)	(34.5)	(46.3)
Professional Services	(67.1)	(61.4)	(21.0)	(20.2)
Facility & Energy	(49.2)	(50.2)	(16.4)	(14.9)
IT expenses	(50.0)	(52.7)	(15.5)	(19.9)
Administration	(25.7)	(25.4)	(8.0)	(7.4)
Call centre services	(29.4)	(25.1)	(9.2)	(8.9)
Allowance for receivables	(16.1)	(25.6)	(6.7)	(10.7)
Other expenses	(2.2)	(6.4)	(0.2)	(6.3)
Total other operating expenses	(480.6)	(504.2)	(149.8)	(177.6)

Capitalized labor as non-current assets	47.2	45.1	15.9	15.4
Other income	—	5.8	—	3.4
Total other operating income and capitalized labor	47.2	50.9	15.9	18.8

Other operating expenses

During the nine-month period ended 30 September 2025 expenditures for network related costs decreased by CHF 17.9 million compared to the same period in 2024, primarily due to cost synergies from the Sunrise-UPC transaction (legacy UPC mobile core switch-off after migrating all legacy UPC mobile customers to the Sunrise mobile network), lower supply chain-related spend and lower maintenance spend. Expenditures for call-centre services have increased by CHF 4.3 million compared to the nine-month period ended 30 September 2024, primarily due to higher call volumes. The allowance for receivables decreased by CHF 9.5 million during the nine-month period compared to the previous-year period, primarily due to updated assumptions in the allowance for receivables model based on the latest available data and better payment behaviour.

The categories disclosed for other operating expenses do not include expenses that were included in other financial-statement line items (such as personnel expenses or depreciation).

Q3 2025 Financial Results	39

(7) Earnings per Share

The earnings-per-share calculation uses the weighted average number of shares in issue during the period. For the weighted average number of shares outstanding in periods prior to spin-off, the share amount distributed at spin-off net of treasury shares was used. The equity awards granted but not yet vested do not impact the diluted earnings per share, as the effect is anti-dilutive for 2024 and 2025 due to the net loss of Sunrise for the nine months ended 30 September 2024 and 2025.

	Nine months ended 30 September, 2025		Three months ended 30 September, 2025
	Class A	Class B	Class A	Class B
Allocation of net income (loss) attributable to
Sunrise share classes (in CHF million)	(59.9)	(2.2)	(5.2)	(0.2)
Weighted average number of shares outstanding	69,329,730	25,880,104	69,687,763	25,838,796
Adjusted weighted average of shares outstanding	69,329,730	25,880,104	69,687,763	25,838,796
Basic and diluted earnings (loss) per share (in CHF)	(0.9)	(0.1)	(0.1)	(0.0)

	Nine months ended 30 September, 2024		Three months ended 30 September, 2024
	Class A	Class B	Class A	Class B
Allocation of net income (loss) attributable to
Sunrise share classes (in CHF million)	(214.2)	(8.0)	(18.7)	(0.7)
Weighted average number of shares outstanding	69,759,702	25,977,316	69,759,702	25,977,316
Adjusted weighted average of shares outstanding	69,759,702	25,977,316	69,759,702	25,977,316
Basic and diluted earnings (loss) per share (in CHF)	(3.1)	(0.3)	(0.3)	(0.0)

The number of shares outstanding is shown in absolute units below, rather than time-weighted units.

	2025
	Class A	Class B
Shares outstanding as of 31 December, 2024	68,858,888	25,977,316
Shares distributed from treasury shares	839,627	—
Shares transferred between share classes	13,852	(138,520)
Shares outstanding as of 30 September	69,712,367	25,838,796

Q3 2025 Financial Results	40

(8) Other Operating Assets and Liabilities

The details of other current and non-current assets and other current and non-current liabilities of Sunrise are set forth below:

	30 September	31 December
CHF in millions	2025	2024
Other assets - current:
Third party receivables	51.3	63.4
Prepayments	84.1	60.8
Contract assets	12.4	14.6
Contract costs	60.1	61.1
Inventories	58.2	58.5
Other	—	1.5
Total	266.1	259.9

Other assets - non-current:
Trade receivables	27.4	34.3
Prepayments	58.3	82.1
Contract assets	4.4	13.2
Contract costs	15.7	19.2
Other	8.1	11.6
Total	113.9	160.4

Other liabilities - current:
Accrued other liabilities	244.0	261.0
Accrued capital expenditures	70.5	63.5
Accrued payroll and employee benefits	41.7	68.3
Deferred revenue	81.3	71.3
Other	29.8	32.9
Total	467.3	497.0

Other liabilities - non-current:
Other	246.5	48.2
Total	246.5	48.2

Inventories

Write-downs of inventories to the net realizable value totalled CHF 1.8 million at 30 September 2025 (Q3 YTD 2024: CHF 1.0 million). The value of inventories recognized as an expense in direct costs and other operating expenses totalled CHF 124.0 million (Q3 YTD 2024: CHF 140.1 million). No inventories were expected to be sold after more than one year.

Property, plant and equipment and intangible assets

During the nine-month period ended 30 September 2025 Sunrise acquired assets of CHF 590.1 million (30 September 2024: CHF 368.5 million). In August 2025, Sunrise extended its broadcasting rights agreement with National League AG through the 2034/35 season. The extension covers an additional eight-season licence period beyond the current cycle and increased additions to intangible assets by CHF 216 million during the period.

Prepayments - non-current and current

Non-current prepayments decreased CHF 23.8 million driven by network prepayments reclassified to current prepayments.

Other liabilities - non-current and current

The broadcasting rights agreement executed in August 2025 resulted in a corresponding increase in other liabilities, reflecting the deferred payment structure of the contract. As of 30 September 2025, non-current liabilities increased by CHF 210 million and current liabilities decreased by CHF 29.7 million.

(9) Commitments and Contingencies

The total contractual and purchase commitments as of 30 September 2025, amounted to CHF 829.4 million (31 December 2024: CHF 886.7 million) including future investments in property, plant and equipment and intangible assets.

Sunrise also has commitments pursuant to agreements with, and obligations imposed by, authorities, which may include obligations in certain markets to move aerial cable to underground ducts or to upgrade, rebuild or extend portions of the Sunrise broadband communication systems. Such amounts are not fixed or determinable.

Q3 2025 Financial Results	41

Sunrise is party to certain pending lawsuits and cases with public authorities and complaint boards. Based on a legal assessment of the possible outcome of each of these lawsuits and cases, management is of the opinion that these will not have a significant or adverse effect on the Sunrise statement of financial position

(10) Borrowings

The CHF equivalents of the components of third-party debt are as follows:

	30 September, 2025		Principal amount
	Weighted average	Unused borrowing	30 September	31 December
	interest rate	capacity	2025	2024
	(%)[8]	CHF in millions
Sunrise Holding Bank facilities	6.40%	485.3	1,589.3	2,239.0
Sunrise Holding SPE notes	4.57%	—	1,841.5	1,468.8
Sunrise Holding Senior notes	4.75%	—	583.1	629.3
Vendor financing	2.03%	—	361.1	350.0
Total third-party debt before deferred financing costs, discounts, premiums and accrued interest	5.05%	485.3	4,375.0	4,687.1

The following table provides a reconciliation of total third-party debt before deferred financing costs, discounts, premiums and accrued interest to total debt including interest:

	30 September	31 December
	2025	2024
Total third-party debt before deferred financing costs, discounts, premiums and accrued interest:	4,375.0	4,687.1

Deferred financing costs, discounts and premiums, net	(13.2)	(10.3)
Total carrying amount of third-party debt	4,361.8	4,676.8

Accrued interest on third-party debt	45.6	57.4
Total debt including interest	4,407.4	4,734.2

Current portion of debt	406.7	407.4
Non-current portion of debt	4,000.7	4,326.8

Sunrise Holding Bank facility

The Sunrise Holding Bank facility is the senior secured credit facility of certain consolidated entities of Sunrise. The details of Sunrise borrowings under the Sunrise Holding Bank facility are summarized in the following tables:

[8]

Represents the weighted average interest rate in effect at 30 September 2025 for all borrowings outstanding pursuant to each debt instrument, including any applicable margin. The interest rates presented represent stated rates and do not include the impact of derivative instruments, deferred financing costs, original issue premiums or discounts and commitment fees. Including the effects of derivative instruments, but excluding the impact of original issue premiums, discounts, deferred financing costs, vendor financing and commitment fees, the weighted average interest rate on Sunrise aggregate third-party variable- and fixed-rate indebtedness was 2.8% at 30 September 2025. The weighted average interest rate calculation includes principal amounts outstanding associated with all Sunrise secured and unsecured borrowings.

Q3 2025 Financial Results	42

Nine months ended 30 September, 2025
Sunrise Holding Bank facilities	Maturity	Interest rate	Facility amount (in borrowing currency)	Outstanding principal amount	Unused borrowing capacity	Carrying value
			in millions		CHF millions
AAA	15 February 2032	Term SOFR + 2.5%	$1,300.0	1,033.0	—	1,028.4
AT	30 April 2028	Term SOFR + 2.4%	$700.0	556.3	—	555.2
Revolving Facility B	31 March 2031	SARON + 2.0%	CHF 500.0	—	485.3	—
Total				1,589.3	485.3	1,583.6

Year ended 31 December, 2024
Sunrise Holding Bank facilities	Maturity	Interest rate	Facility amount (in borrowing currency)	Outstanding principal amount	Unused borrowing capacity	Carrying value
			in millions		CHF millions
AT	30 April 2028	Term SOFR + 2.4%	$700.0	635.4	—	633.8
AU	30 April 2029	EURIBOR + 2.5%	€400	375.8	—	374.7
AX	31 January 2029	Term SOFR + 3.0%	$1,044.7	948.3	—	944.0
AY	31 January 2029	EURIBOR + 3.0%	€297.6	279.6	—	278.8
Revolving Facility A	31 May 2026	EURIBOR + 2.5%	€10	—	9.4	—
Revolving Facility B	30 September 2029	EURIBOR + 2.5%	€720	—	652.6	—
Total				2,239.0	662.0	2,231.2

The Sunrise Holding Revolving Facility provides for maximum borrowing capacity of CHF 500.0 million, including CHF 37.5 million under the related ancillary facility. With the exception of CHF 14.7 million of borrowings under the ancillary facility (which are blocked as financial guarantees), the Sunrise Holding Revolving Facility was undrawn at 30 September 2025.

Financing transactions

On 13 February 2025, the Group refinanced USD 1,045 million of Facility AX and partially repaid EUR 177.6 million of Facility AY through the drawdown of a new USD 1,300 million term loan (“Facility AAA”). Under the terms of the Additional Facility AAA Accession Agreement to Sunrise Financing Partnership, Facility AAA was issued at 99.75% of par and bears interest at a rate of 2.50% (the Original Margin) per annum and is due on 15 February 2032. The Original Margin depends on meeting the conditions and targets in the Sunrise Sustainability Report and ESG Certificate. These must be shared with the Facility Agent from the financial year ending 31 December 2026 to 31 December 2031.

The proceeds from Facility AAA were applied directly to settle the previous facilities and did not involve the movement of cash through the Group’s bank accounts. Consequently, the transaction’s complete effect is not immediately apparent within the statement of cash flows.

On 6 May 2025 the Group cancelled the remaining EUR 10 million commitment under its former Facility A, and on 8 May 2025 it cancelled EUR 33.3 million of commitments under its former Facility B. On 30 June 2025 the Group amended Facility B, replacing the prior EUR 720.0 million revolving commitment (maturing September 2029) with a CHF 500 million facility (maturing March 2031), transitioning pricing from EURIBOR + 2.5% to SARON + 2.0%.

On 28 May 2025, the Group issued EUR 550.0 million of Senior Secured Notes maturing 15 May 2032 through its subsidiary Sunrise FinCo I BV and applied the proceeds in full to refinance its existing Term Loans AU and AY. Under the Notes Subscription Agreement, the Notes were issued at 100% of par, bear interest at a fixed rate of 4.625% per annum payable semi-annually in arrears on 15 January and 15 July, and are listed on The International Stock Exchange.

All outstanding borrowings are classified as non-current as of 30 September 2025.

Q3 2025 Financial Results	43

Nine months ended 30 September, 2025
				Outstanding principal amount
Sunrise Holding SPE notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
				in millions
2031 Sunrise holding senior secured notes	15 July 2031	4.88%	$1,250.0	$1,230.0	977.4	977.0
UPCB finance VII euro notes	15 June 2029	3.63%	€600.0	€374.9	350.3	349.7
Sunrise FinCo I B.V. 4.625% 2032 (€)	15 May 2032	4.63%	€550.0	€550.0	513.8	508.2
Total					1,841.5	1,834.9

Year ended 31 December, 2024
				Outstanding principal amount
Sunrise Holding SPE notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
				in millions
2031 Sunrise holding senior secured notes	15 July 2031	4.88%	$1,250.0	$1,230.0	1,116.6	1,115.9
UPCB finance VII euro notes	15 June 2029	3.63%	€600.0	€374.9	352.2	351.3
Total					1,468.8	1,467.2

Nine months ended 30 September, 2025
				Outstanding principal amount
Sunrise Holding Senior notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
				in millions
3.875% senior notes	15 June 2029	3.88%	€635.0	€287.9	269.0	268.6
5.5% senior notes	14 January 2028	5.50%	$550.0	$395.3	314.1	313.6
Total					583.1	582.2

Q3 2025 Financial Results	44

Year ended 31 December, 2024
				Outstanding principal amount
Sunrise Holding Senior notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
				in millions
3.875% senior notes	15 June 2029	3.88%	€635.0	€287.9	270.4	269.9
5.5% senior notes	14 January 2028	5.50%	$550.0	$395.3	358.9	358.1
Total					629.3	628.0

(11) Financial Income and Expenses

	Nine months ended 30		Three months ended 30
	September		September
CHF in millions	2025	2024	2025	2024
Finance income:
Interest income	2.4	7.1	0.9	2.8
Realized and unrealized gains on derivative instruments	—	107.5	24.2
Foreign currency transaction gains	416.4	—	—	310.3
Gains on debt modification and extinguishment	—	—	0.9	—
Other gains, net	2.6	0.5	0.6	5.1
Total	421.4	115.1	26.6	318.2

Finance expenses:
Interest expense	(236.8)	(336.5)	(76.2)	(110.1)
Realized and unrealized losses on derivative instruments	(330.8)	—	—	(256.8)
Foreign currency transaction losses	—	(70.5)	(2.1)	—
Losses on debt modification and extinguishment	(14.0)	(0.1)		—
Losses due to change in fair value of certain investments and debt, net	—	(3.0)	—	(3.0)
Other financial expense	(1.1)	—	(0.7)	—
Total	(582.7)	(410.1)	(79.0)	(369.9)

(12) Fair Value Estimation

The fair value of Sunrise debt instruments is generally determined using the average of applicable bid and ask prices. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data if available and rely as little as possible on entity-specific estimates. If all significant inputs required to calculate the fair value of an instrument are observable, the instrument is included in Level 2. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, Sunrise determines whether transfers have occurred between levels in the hierarchy by re-assessing the categorization (based on the lowest-level input that is significant to the fair-value measurement as a whole) at the end of each reporting period. There were no transfers between the different hierarchy levels in 2025 and 2024.

The fair values of financial assets and financial liabilities are summarized in the following table. Not included therein are certain financial assets and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value, measured at amortized cost. These include cash and cash equivalents, trade receivables, accrued liabilities, lease liabilities and trade payables, as well as other receivables and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value.

Q3 2025 Financial Results	45

	30 September 2025			31 December 2024
in CHF millions	Fair value level	Carrying amount	Fair value	Carrying amount	Fair value
Current assets carried at FVTPL:
Derivative financial instruments	II	148.4	148.4	162.5	162.5
Non-current assets carried at FVTPL:
Derivative financial instruments	II	6.2	6.2	5.1	5.1
Total financial assets		154.6	154.6	167.6	167.6

Current liabilities carried at FVTPL:
Derivative financial instruments	II	136.7	136.7	179.3	179.3
Current liabilities carried at amortized cost:
Vendor financing	II	361.1	361.1	350.0	350.0
Accrued interest	II	45.6	45.6	57.4	57.4
Non-current liabilities carried at FVTPL:
Derivative financial instruments	II	757.4	757.4	421.1	421.1
Non-current liabilities carried at amortized cost:
Third-party debt	I	4,000.7	3,971.5	4,326.8	4,085.8
Total financial liabilities		5,301.5	5,272.3	5,334.6	5,093.6

(13) Events after the Balance Sheet Date

On 2 October 2025, Sunrise announced that it further strengthened its debt maturity profile through the successful negotiation of a EUR 385 million add-on to the 4.625 % Senior Secured Notes due 2032 and a new USD 650 million Term Loan Facility AAA1 due 2032. Proceeds from these transactions will be used to fully refinance the existing USD Term Loan AT and to redeem in significant part the USD 5.5 % Senior Notes, both maturing in 2028. The refinancing is leverage-neutral, extends the Group’s weighted-average debt maturity to approximately 5.8 years, and maintains the debt portfolio fully hedged against interest-rate and currency exposures until 2029. Under IFRS this is considered non-adjusting event after the reporting period.

Q3 2025 Financial Results	46